     As filed with the Securities and Exchange Commission on July 10, 2006
                                                                Registration No.
                                                                      811- 21851
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6
            Registration Statement Under the Securities Act of 1933          [X]
                  Pre-Effective Amendment                                    [ ]
                  Post-Effective Amendment No.                               [ ]
            Registration Statement Under the Investment Company Act of 1940  [ ]
                  Amendment No. 1                                            [X]

                  MetLife Investors USA Variable Life Account A
                           (Exact Name of Registrant)

                     MetLife Investors USA Insurance Company
                               (Name of Depositor)
                            5 Park Plaza, Suite 1900

                            Irvine, California 92614
              (Address of depositor's principal executive offices)

                              ---------------------
                            Richard C. Pearson, Esq.
                  Executive Vice President and General Counsel
                     MetLife Investors USA Insurance Company
                            5 Park Plaza, Suite 1900
                            Irvine, California 92614
                     (Name and address of agent for service)

                                    Copy to:
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

Title of Securities Being Registered: Interests in MetLife Investors USA Variable Life Account A under certain Variable Universal Life Insurance Policies.

 As soon as practicable after the effective date of this Registration Statement
                 (Approximate date of proposed public offering)
The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                                EXPLANATORY NOTE


This Registration Statement will contain two Prospectuses (Version A and Version
B). The two versions are substantially similar except for the funding options. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

                              EQUITY ADVANTAGE VUL

                                Flexible Premium
                        Variable Life Insurance Policies
                                   Issued by
                MetLife Investors USA Variable Life Account A of
                    MetLife Investors USA Insurance Company
                            5 Park Plaza, Suite 1900
                            Irvine, California 92614
                                 (800) 989-3752

     This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by MetLife Investors USA Insurance Company ("MetLife Investors USA").

     You allocate net premiums among the Investment Divisions of MetLife Investors USA Variable Life Account A (the "Separate Account"). Each Investment Division of the Separate Account invests in shares of one of the following "Portfolios":

METROPOLITAN SERIES FUND, INC.

BlackRock Aggressive Growth Portfolio
BlackRock Bond Income Portfolio
BlackRock Diversified Portfolio
BlackRock Investment Trust Portfolio
BlackRock Large Cap Value Portfolio
BlackRock Legacy Large Cap Growth Portfolio
BlackRock Strategic Value Portfolio
Davis Venture Value Portfolio
FI International Stock Portfolio
FI Large Cap Portfolio
FI Mid Cap Opportunities Portfolio
FI Value Leaders Portfolio
Franklin Templeton Small Cap Growth Portfolio
Harris Oakmark Focused Value Portfolio
Harris Oakmark Large Cap Value Portfolio
Jennison Growth Portfolio
Lehman Brothers(R) Aggregate Bond Index Portfolio
Loomis Sayles Small Cap Portfolio
MetLife Mid Cap Stock Index Portfolio
MetLife Stock Index Portfolio
MFS(R) Total Return Portfolio
Morgan Stanley EAFE(R) Index Portfolio
Neuberger Berman Mid Cap Value Portfolio
Oppenheimer Global Equity Portfolio
Russell 2000(R) Index Portfolio
T. Rowe Price Large Cap Growth Portfolio
T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond
  Opportunities Portfolio
Western Asset Management U.S. Government Portfolio
MetLife Conservative Allocation Portfolio
MetLife Conservative to Moderate Allocation Portfolio
MetLife Moderate Allocation Portfolio
MetLife Moderate to Aggressive Allocation Portfolio
MetLife Aggressive Allocation Portfolio

MET INVESTORS SERIES TRUST
Cyclical Growth & Income ETF Portfolio
Cyclical Growth ETF Portfolio
Harris Oakmark International Portfolio
Janus Aggressive Growth Portfolio
Lazard Mid-Cap Portfolio
Legg Mason Value Equity Portfolio
Lord Abbett Bond Debenture Portfolio
Met/AIM Small Cap Growth Portfolio
MFS(R) Research International Portfolio
Neuberger Berman Real Estate Portfolio
Oppenheimer Capital Appreciation Portfolio
PIMCO Inflation Protected Bond Portfolio
PIMCO Total Return Portfolio
RCM Global Technology Portfolio
T. Rowe Price Mid-Cap Growth Portfolio

AMERICAN FUNDS INSURANCE SERIES
American Funds Bond Fund
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund

     You may also allocate net premiums to our Fixed Account in most states. Special limits may apply to Fixed Account transfers, premium allocations and withdrawals.

     When we apply your initial premium to the Policy, depending on state law, you will either receive Separate Account performance immediately, or Fixed Account interest for 20 days before we then allocate your cash value to the Separate Account.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE PORTFOLIO PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE INVESTMENT DIVISIONS OR PORTFOLIOS WILL PERFORM. THE POLICIES AND THE PORTFOLIOS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. POLICIES ISSUED IN YOUR STATE MAY PROVIDE DIFFERENT FEATURES AND BENEFITS FROM, AND IMPOSE DIFFERENT COSTS THAN, THOSE DESCRIBED IN THIS PROSPECTUS. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY FOR ANY VARIATIONS IN YOUR STATE.

                                NOVEMBER 1, 2006

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
SUMMARY OF BENEFITS AND RISKS...............................    A-4
     Benefits of the Policy.................................    A-4
     Risks of the Policy....................................    A-5
     Risks of the Portfolios................................    A-7
FEE TABLES..................................................    A-7
     Transaction Fees.......................................    A-7
     Periodic Charges Other Than Portfolio Operating
      Expenses..............................................    A-9
     Annual Portfolio Operating Expenses....................   A-12
HOW THE POLICY WORKS........................................   A-16
THE COMPANY, THE SEPARATE ACCOUNT AND THE PORTFOLIOS........   A-17
     The Company............................................   A-17
     The Separate Account...................................   A-17
     The Portfolios.........................................   A-17
     Share Classes of the Portfolios........................   A-20
     Certain Payments We Receive with Regard to the
      Portfolios............................................   A-20
     Selection of the Portfolios............................   A-21
     Voting Rights..........................................   A-21
     Rights Reserved by MetLife Investors USA...............   A-21
THE POLICIES................................................   A-22
     Purchasing a Policy....................................   A-22
     Replacing Existing Insurance...........................   A-22
     Policy Owner and Beneficiary...........................   A-22
     24 Month Conversion Right..............................   A-23
PREMIUMS....................................................   A-23
     Flexible Premiums......................................   A-23
     Amount Provided for Investment under the Policy........   A-24
     Right to Examine Policy................................   A-24
     Allocation of Net Premiums.............................   A-24
RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE INVESTORS
  USA'S DESIGNATED OFFICE...................................   A-25
     Payment of Proceeds....................................   A-26
CASH VALUE..................................................   A-26
DEATH BENEFITS..............................................   A-27
     Death Proceeds Payable.................................   A-28
     Change in Death Benefit Option.........................   A-28
     Increase in Face Amount................................   A-29
     Reduction in Face Amount...............................   A-29
SURRENDERS AND PARTIAL WITHDRAWALS..........................   A-30
     Surrender..............................................   A-30
     Partial Withdrawal.....................................   A-30
TRANSFERS...................................................   A-31
     Transfer Option........................................   A-31
AUTOMATED INVESTMENT STRATEGIES.............................   A-33

                                                              PAGE
                                                              -----
LOANS.......................................................   A-33
LAPSE AND REINSTATEMENT.....................................   A-34
     Lapse..................................................   A-34
     Reinstatement..........................................   A-35
ADDITIONAL BENEFITS BY RIDER................................   A-36
THE FIXED ACCOUNT...........................................   A-37
     General Description....................................   A-37
     Values and Benefits....................................   A-37
     Policy Transactions....................................   A-37
CHARGES.....................................................   A-38
     Deductions from Premiums...............................   A-39
     Surrender Charge.......................................   A-39
     Partial Withdrawal Charge..............................   A-40
     Transfer Charge........................................   A-40
     Monthly Deduction from Cash Value......................   A-41
     Loan Interest Spread...................................   A-43
     Charges Against the Portfolios and the Investment
      Divisions of the Separate Account.....................   A-43
TAX CONSIDERATIONS..........................................   A-43
     Introduction...........................................   A-43
     Tax Status of the Policy...............................   A-43
     Tax Treatment of Policy Benefits.......................   A-44
     MetLife Investors USA's Income Taxes...................   A-48
DISTRIBUTION OF THE POLICIES................................   A-48
LEGAL PROCEEDINGS...........................................   A-49
RESTRICTIONS ON FINANCIAL TRANSACTIONS......................   A-50
FINANCIAL STATEMENTS........................................   A-50
GLOSSARY....................................................   A-51
APPENDIX A: GUIDELINE PREMIUM TEST AND CASH VALUE
  ACCUMULATION TEST.........................................   A-52
APPENDIX B: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND
  CASH SURRENDER
  VALUES....................................................   A-53

                         SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The policies are designed to provide insurance protection. Upon receipt of satisfactory proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death plus any additional insurance provided by rider, less any outstanding loan and accrued loan interest.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options:

     -- a level death benefit that equals the Policy's face amount,

     -- a variable death benefit that equals the Policy's face amount plus the Policy's cash value, and

     -- a combination variable and level death benefit that equals the Policy's face amount plus the Policy's cash value until the insured attains age 65 and equals the Policy's face amount thereafter.

The death benefit under any option could increase to satisfy Federal tax law requirements if the cash value reaches certain levels. After the first Policy year you may change your death benefit option, subject to our underwriting rules. A change in death benefit option may have tax consequences.

PREMIUM FLEXIBILITY. You can make premium payments based on a schedule you determine, subject to some limits. You may change your payment schedule at any time or make a payment that does not correspond to your schedule. We can, however, limit or prohibit payments in some situations.

RIGHT TO EXAMINE THE POLICY. During the first ten days following your receipt of the Policy (more in some states), you have the right to return the Policy to us. Depending on state law, we will refund the premiums you paid, the Policy's cash value or any other amount required by state insurance law.

INVESTMENT OPTIONS. You can allocate your net premiums and cash value among your choice of fifty-three Investment Divisions in the Separate Account, each of which corresponds to a mutual fund portfolio, or "Portfolio." The Portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds, asset allocation funds and funds that invest in exchange-traded funds. In most states you may also allocate premiums and cash value to our Fixed Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.

PARTIAL WITHDRAWALS. You may withdraw cash surrender value from your Policy at any time after the first Policy anniversary. The minimum amount you may withdraw is $500 (less in some states). We reserve the right to limit partial withdrawals to no more than 90% of the Policy's cash surrender value. We may limit the number of partial withdrawals to 12 per Policy year or impose a processing charge of $25 for each partial withdrawal in excess of 12 per year. Partial withdrawals may have tax consequences.

TRANSFERS AND AUTOMATED INVESTMENT STRATEGIES. You may transfer your Policy's cash value among the Investment Divisions or between the Investment Divisions and the Fixed Account. The minimum amount you may transfer is $50, or if less, the total amount in the Investment Division or the Fixed Account. We may limit the number of transfers among the Investment Divisions and the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer in excess of 12 per Policy year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer five automated investment strategies that allow you to periodically transfer or reallocate your cash value among the Investment Divisions and the Fixed Account. (See "Automated Investment Strategies.")

LOANS. You may borrow from the cash value of your Policy. The minimum amount you may borrow is $500. The maximum amount you may borrow is an amount equal to the Policy's cash value net of the Surrender Charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.0% for the first ten Policy years and 3.0% thereafter. We credit interest at an annual rate of at least 3.0% on amounts we hold as collateral to support your loan. Loans may have tax consequences.

SURRENDERS. You may surrender the Policy for its cash surrender value at any time. Cash surrender value equals the cash value reduced by any Policy loan and accrued loan interest and by any applicable Surrender Charge. A surrender may have tax consequences.

TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in cash value should not be taxable to you. As long as your Policy is not a modified endowment contract, partial withdrawals should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. Death benefits paid to your beneficiary should generally be free of Federal income tax.

CONVERSION PRIVILEGE. During the first two Policy years, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy issued by us or an affiliate that we name. We will make the exchange without evidence of insurability.

SUPPLEMENTAL BENEFITS AND RIDERS. We offer a variety of riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these riders as part of the Monthly Deduction. Your registered representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's cash value in one or more of the Investment Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value, unless you pay additional premium. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 3%.

SURRENDER AND WITHDRAWAL RISKS. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. If you surrender the Policy within the first ten Policy years (or within the first ten Policy years following a face amount increase), you will be subject to a Surrender Charge as well as income tax on any gain that is distributed or deemed to be distributed from the Policy. You will also be subject to a Surrender Charge if you make a partial withdrawal from the Policy within the first ten Policy years (or the first ten Policy years following the face amount increase) if the partial withdrawal reduces the face amount (or the face amount increase). If you surrender the Policy in the first Policy year (or in the first year following a face amount increase) we will also deduct an amount equal to the remaining first year Policy Charges and Coverage Expense Charges.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges determine the cash surrender value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Investment Divisions is poor. If your cash surrender value is not enough to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Your Policy generally will not lapse if you pay certain required premium amounts and you are therefore protected by a Guaranteed Minimum Death Benefit. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.

TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, there is some risk that your Policy may not be treated as a life insurance contract under Federal tax law. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.

Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your policy becomes a modified endowment contract, surrenders, partial withdrawals and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Investment Divisions and/or Fixed Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Investment Divisions or receive any higher current interest rate credited to the Fixed Account.

We also reduce the amount we pay on the insured's death by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduces the cash surrender value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

LIMITATIONS ON CASH VALUE IN THE FIXED ACCOUNT. Transfers to and from the Fixed Account must generally be in amounts of $50 or more. Partial withdrawals from the Fixed Account must be in amounts of $500 or more. The total amount of transfers and withdrawals from the Fixed Account in a Policy year may generally not exceed the greater of 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the year, or the maximum transfer amount for the preceding Policy year. We may also limit the number of transfers and partial withdrawals and may impose a processing charge for transfers and partial withdrawals. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.

TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE PORTFOLIOS

A comprehensive discussion of the risks associated with each of the Portfolios can be found in the Portfolio prospectuses attached at the end of this prospectus. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

                                   FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

     If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender, or risk class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Designated Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the insured's age and risk class, the death benefit option, face amount, planned periodic premiums and riders requested.

TRANSACTION FEES

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Sales Charge Imposed   On payment of premium    2.25% of each premium    2.25% of each premium
 on Premiums                                     paid up to the Target    paid
                                                 Premium(1)
                                                 1.25% of each premium
                                                 paid in excess of the
                                                 Target Premium(1)
---------------------------------------------------------------------------------------------------
 Premium Tax Imposed    On payment of premium    2.0% in all Policy       2.0% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------
 Federal Tax Imposed    On payment of premium    1.25% in all Policy      1.25% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------

(1) The target premium varies based on individual characteristics, including the insured's issue age, risk class and except for unisex policies, sex.

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Surrender Charge(1)    On surrender, lapse, or
                        face amount reduction
                        in the first ten Policy
                        years (and, with
                        respect to a face
                        amount increase, in the
                        first ten Policy years
                        after the increase)
  Minimum and Maximum                            In Policy year 1, $      In Policy year 1, $   to
  Charge                                         to $   per $1,000 of     $   per $1,000 of base
                                                 base Policy face amount  Policy face amount (less
                                                 (less in other Policy    in other Policy
                                                 years -- see             years -- see footnote)(2)
                                                 footnote)(2)

  Charge in the first                            $   per $1,000 of base   $   per $1,000 of base
  Policy year for a                              Policy face amount       Policy face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Transfer Charge        On transfer of cash      Not currently charged    $25 for each transfer in
                        value among Investment                            excess of 12 per year
                        Divisions and to and
                        from the Fixed Account
---------------------------------------------------------------------------------------------------
 Partial Withdrawal     On partial withdrawal    Not currently charged    $25 for each partial
 Charge                 of cash value                                     withdrawal in excess of
                                                                          12 per year
---------------------------------------------------------------------------------------------------
 Illustration of        On provision of each     Not currently charged    $25 per illustration
 Benefits Charge        illustration in excess
                        of one per year
---------------------------------------------------------------------------------------------------

(1) The Surrender Charge varies based on individual characteristics, including the insured's issue age, risk class, sex (except for unisex policies), smoker status, and the Policy's face amount. The Surrender Charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the Surrender Charge and other charges that would apply for a particular insured by contacting your registered representative.

(2) No Surrender Charge will apply on up to 10% of cash surrender value withdrawn each year. After the third Policy year (may be earlier for insureds over age 45), the Surrender Charge declines on a monthly basis until it reaches zero in the last month of the tenth Policy year (or the insured's age 100, if earlier). The Surrender Charge also applies to requested face amount reductions as well as to face amount reductions resulting from a change in death benefit option.

     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Cost of Insurance(1)
  Minimum and Maximum   Monthly                  $   to $   per $1,000    $   to $   per $1,000 of
  Charge                                         of net amount at         net amount at risk(2)
                                                 risk(2)
  Charge in the first   Monthly                  $   per $1,000 of net    $   per $1,000 of net
  Policy year for a                              amount at risk           amount at risk
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Policy Charge(3)       Monthly                  $15 in Policy year 1     $15 in Policy year 1
                                                 $8 in Policy years 2+    $8 in Policy years 2+
---------------------------------------------------------------------------------------------------
 Mortality and Expense  Monthly                  .80% in Policy years     .80% in Policy years 1-10
 Risk Charge (annual                             1-10                     .35% in Policy years
 rate imposed on cash                            .35% in Policy years     11-19
 value in the Separate                           11-19                    .20% in Policy years
 Account)(4)                                     .20% in Policy years     20-29
                                                 20-29                    .05% in Policy years 30+
                                                 .05% in Policy years
                                                 30+
---------------------------------------------------------------------------------------------------
 Coverage Expense
 Charge(5)
  Minimum and           Monthly during the       $.07 to $.90 per $1,000  $.07 to $.90 per $1,000
  Maximum Charge        first eight Policy       of base Policy face      of base Policy face
                        years (and, with         amount                   amount
                        respect to a face
                        amount increase, during
                        the first eight Policy
                        years after the
                        increase)
  Charge for a male     Monthly during the       $.21 per $1,000 of base  $.21 per $1,000 of base
  insured, age 35, in   first eight Policy       Policy face amount       Policy face amount
  the preferred         years (and, with
  nonsmoker risk class  respect to a face
  with a base Policy    amount increase, during
  face amount of        the first eight Policy
  $300,000              years after the
                        increase)
---------------------------------------------------------------------------------------------------
 Loan Interest          Annually (or on loan     1.00% of loan            1.00% of loan collateral
 Spread(6)              termination, if          collateral in Policy     in Policy years 1-10
                        earlier)                 years 1-10
---------------------------------------------------------------------------------------------------

(1) The cost of insurance charge varies based on individual characteristics, including the insured's age, risk class and except for unisex policies, sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your registered representative.

(2) The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 3% per year) and the Policy's cash value.

(3) The Policy Charge is $12 per month in Policy year 1 and $9 per month thereafter for Policies issued with face amounts of less than $50,000. No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000. If you surrender the Policy in the first Policy year, we will deduct from the surrender proceeds an amount equal to the Policy Charges due for the remainder of the first Policy year.

(4) The Mortality and Expense Risk Charge depends on the Policy's cash value. The percentages shown in the table apply if the Policy's cash value is less than an amount equal to five target premiums. The percentages decrease as the Policy's cash value, measured as a multiple of target premiums, increases. If the Policy's cash value is equal to or greater than five but less than ten target premiums, the charge is 0.75% in Policy years 1-10, 0.30% in Policy years 11-19, 0.15% in Policy years 20-29 and 0.05% thereafter. If the Policy's cash value is equal to or greater than ten but less than 20 target premiums, the charge is 0.70% in Policy years 1-10, 0.25% in Policy years 11-19, 0.10% in Policy years 20-29 and

    0.05% thereafter. If the Policy's cash value is equal to 20 or more target premiums, the charge is 0.65% in Policy years 1-10, 0.20% in Policy years 11-19, and 0.05% thereafter.
(5) If you surrender the Policy in the first Policy year (or in the first year following a face amount increase), we will deduct from the surrender proceeds an amount equal to the Coverage Expense Charges due for the remainder of the first Policy year (or the first year following the face amount increase). If the Policy's face amount is reduced in the first Policy year (or in the first year following a face amount increase), we will deduct from the cash value an amount equal to the Coverage Expense Charges due for the remainder of the first Policy year (or the first year following the face amount increase).

(6) We charge interest on Policy loans at an effective rate of 4.0% per year in Policy years 1-10 and 3.0% thereafter. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 3% per year. The loan interest spread is the difference between these interest rates.

CHARGES FOR OPTIONAL FEATURES (RIDERS):

----------------------------------------------------------------------------------------------------
        CHARGE           WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
----------------------------------------------------------------------------------------------------
 Guaranteed Survivor
 Income Benefit Rider
  Minimum and Maximum    Monthly                  $   to $   per $1,000    $   to $   per $1,000 of
  Charge                                          of Eligible Death        Eligible Death Benefit
                                                  Benefit
  Charge for a male      Monthly                  $   per $1,000 of        $   per $1,000 of
  insured, age 35, in                             Eligible Death Benefit   Eligible Death Benefit
  the preferred
  nonsmoker risk class
  with an Eligible
  Death Benefit of
  $
----------------------------------------------------------------------------------------------------
 Children's Term         Monthly                  $   per $1,000 of rider  $   per $1,000 of rider
 Insurance Rider                                  face amount              face amount
----------------------------------------------------------------------------------------------------
 Waiver of Monthly
 Deduction Rider
  Minimum and Maximum    Monthly                  $   to $   per $100 of   $   to $   per $100 of
  Charge                                          Monthly Deduction        Monthly Deduction
  Charge in the first    Monthly                  $   per $100 of Monthly  $   per $100 of Monthly
  Policy year for a                               Deduction                Deduction
  male insured, age 35,
  in the preferred
  nonsmoker risk class
----------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Waiver of Specified
 Premium Rider
  Minimum and Maximum   Monthly                  $   to $   per $100 of   $   to $   per $100 of
  Charge                                         Specified Premium        Specified Premium
  Charge in the first   Monthly                  $   per $100 of          $   per $100 of Specified
  Policy year for a                              Specified Premium        Premium
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Options to Purchase
 Additional Insurance
 Coverage Rider
  Minimum and Maximum   Monthly                  $   to $   per $1,000    $   to $   per $1,000 of
  Charge                                         of Option amount         Option amount
  Charge for a male     Monthly                  $   per $1,000 of        $   per $1,000 of Option
  insured, age 35, in                            Option amount            amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Option to Purchase
 Long Term Care
 Insurance Rider
  Minimum and Maximum   Monthly                  $   to $   per $10 of    $   to $   per $10 of
  Charge                                         initial daily benefit    initial daily benefit
                                                 amount                   amount
  Charge for a male     Monthly                  $   per $10 of initial   $   per $10 of initial
  insured, age 35, in                            daily benefit amount     daily benefit amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Accidental Death
 Benefit Rider
  Minimum and Maximum   Monthly                  $   to $    per $1,000   $   to $    per $1,000 of
  Charge                                         of rider face amount     rider face amount
  Charge in the first   Monthly                  $   per $1,000 of rider  $   per $1,000 of rider
  Policy year for a                              face amount              face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a rider face
  amount of $300,000
---------------------------------------------------------------------------------------------------
 Guaranteed Minimum     Monthly                  $   to $    per $1,000   $   to $    per $1,000 of
 Death Benefit Rider                             of net amount at risk    net amount at risk
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Long Term Care
 Accelerated Coverage
 Rider
  Minimum and Maximum   Monthly                  $   to $    per $1,000   $   to $    per $1,000 of
  Charge                                         of rider net amount at   rider net amount at risk
                                                 risk
  Charge in the first   Monthly                  $   per $1,000 of rider  $   per $1,000 of rider
  Policy year for a                              net amount at risk       net amount at risk
  male insured, age
  50, in the preferred
  risk class with a
  target payout period
  of    months
---------------------------------------------------------------------------------------------------
 Return of Premium
 Rider
  Minimum and Maximum   Monthly                  $   to $    per $1,000   $   to $    per $1,000 of
  Charge                                         of rider net amount at   rider net amount at risk
                                                 risk
  Charge in the first   Monthly                  $   per $1,000 of rider  $   per $1,000 of rider
  Policy year for a                              net amount at risk       net amount at risk
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Modified Surrender
 Rider
                        Initial monthly          One-time fee of $120     One-time fee of $120
                        deduction
---------------------------------------------------------------------------------------------------
 Change to a New
 Insured Rider(1)
                        At time of change        Not currently charged    One-time fee of $250
---------------------------------------------------------------------------------------------------
 Accelerated Death      At time of benefit       Not currently charged    One-time fee of $150
 Benefit Rider          payment
---------------------------------------------------------------------------------------------------
 Overloan Protection    At time of exercise      One-time fee of   % of   One-time fee of   % of
 Rider                                           Policy cash value        Policy cash value
---------------------------------------------------------------------------------------------------

(1) Exercise of the rider will result in an additional charge to you if the Policy's cash surrender value increases due to the exercise. Conversely, if the cash surrender value decreases, we will issue you a credit. The charge and the credit are equal to the amount of the increase or decrease in cash surrender value.

ANNUAL PORTFOLIO OPERATING EXPENSES

     The next table describes the Portfolio fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Portfolios for the fiscal year ended December 31, 2005. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the table that follows and in the prospectus for each Portfolio.

                                                            MINIMUM   MAXIMUM
                                                            -------   -------
Total Annual Eligible Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets,
  including management fees, distribution (12b-1) fees and
  other expenses).........................................    .29%     8.27%

     The following table describes the annual operating expenses for each Portfolio for the year ended December 31, 2005, without regard to any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                                     NET TOTAL
                                                                                                                      ANNUAL
                                                                                                                     EXPENSES
                                                                                                                     INCLUDING
                                                                     GROSS TOTAL    FEE WAIVERS      NET TOTAL    NET EXPENSES OF
                                     MANAGEMENT    OTHER     12B-1     ANNUAL       AND EXPENSE       ANNUAL        UNDERLYING
                                        FEES      EXPENSES   FEES     EXPENSES     REIMBURSEMENTS   EXPENSES(1)    PORTFOLIOS(1)
                                     ----------   --------   -----   -----------   --------------   -----------   ---------------
METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
BlackRock Aggressive Growth
  Portfolio.........................    .73%        .06%     .00%        .79%           .00%            .79%
BlackRock Bond Income Portfolio.....    .40%        .07%     .00%        .47%           .00%            .47%(2)
BlackRock Diversified Portfolio.....    .44%        .06%     .00%        .50%           .00%            .50%
BlackRock Investment Trust
  Portfolio.........................    .49%        .06%     .00%        .55%           .00%            .55%
BlackRock Large Cap Value
  Portfolio.........................    .70%        .15%     .00%        .85%           .00%            .85%
BlackRock Legacy Large Cap Growth
  Portfolio.........................    .73%        .07%     .00%        .80%           .00%            .80%
BlackRock Strategic Value
  Portfolio.........................    .83%        .06%     .00%        .89%           .00%            .89%
Davis Venture Value Portfolio.......    .72%        .04%     .00%        .76%           .00%            .76%
FI International Stock Portfolio....    .86%        .20%     .00%       1.06%           .00%           1.06%
FI Large Cap Portfolio..............    .80%        .06%     .00%        .86%           .00%            .86%(2,3)
FI Mid Cap Opportunities
  Portfolio.........................    .68%        .07%     .00%        .75%           .00%            .75%
FI Value Leaders Portfolio..........    .66%        .07%     .00%        .73%           .00%            .73%
Franklin Templeton Small Cap Growth
  Portfolio.........................    .90%        .23%     .00%       1.13%           .00%           1.13%
Harris Oakmark Focused Value
  Portfolio.........................    .73%        .04%     .00%        .77%           .00%            .77%
Harris Oakmark Large Cap Value
  Portfolio.........................    .72%        .06%     .00%        .78%           .00%            .78%
Jennison Growth Portfolio...........    .64%        .05%     .00%        .69%           .00%            .69%
Lehman Brothers Aggregate Bond Index
  Portfolio.........................    .25%        .06%     .00%        .31%           .00%            .31%(2)
Loomis Sayles Small Cap Portfolio...    .90%        .08%     .00%        .98%           .00%            .98%(2)
MetLife Mid Cap Stock Index
  Portfolio.........................    .25%        .09%     .00%        .34%           .00%            .34%(2)
MetLife Stock Index Portfolio.......    .25%        .04%     .00%        .29%           .00%            .29%(2)
MFS Total Return Portfolio..........    .57%        .16%     .00%        .73%           .00%            .73%(4)
Morgan Stanley EAFE Index
  Portfolio.........................    .30%        .22%     .00%        .52%           .00%            .52%(2)
Neuberger Berman Mid Cap Value
  Portfolio.........................    .67%        .09%     .00%        .76%           .00%            .76%
Oppenheimer Global Equity
  Portfolio.........................    .60%        .33%     .00%        .93%           .00%            .93%
Russell 2000 Index Portfolio........    .25%        .11%     .00%        .36%           .00%            .36%(2)
T. Rowe Price Large Cap Growth
  Portfolio.........................    .60%        .12%     .00%        .72%           .00%            .72%(2)
T. Rowe Price Small Cap Growth
  Portfolio.........................    .51%        .09%     .00%        .60%           .00%            .60%
Western Asset Management Strategic
  Bond Opportunities Portfolio......    .65%        .10%     .00%        .75%           .00%            .75%
Western Asset Management U.S.
  Government Portfolio..............    .54%        .07%     .00%        .61%           .00%            .61%
MetLife Conservative Allocation
  Portfolio.........................    .10%        .95%     .00%       1.05%           .00%           1.05%(2)        1.68%(5)
MetLife Conservative to Moderate
  Allocation Portfolio..............    .10%        .31%     .00%        .41%           .00%            .41%(2)        1.06%(5)
MetLife Moderate Allocation
  Portfolio.........................    .10%        .19%     .00%        .29%           .00%            .29%(2)         .98%(5)
MetLife Moderate to Aggressive
  Allocation Portfolio..............    .10%        .24%     .00%        .34%           .00%            .34%(2)        1.05%(5)
MetLife Aggressive Allocation
  Portfolio.........................    .10%       1.66%     .00%       1.76%           .00%           1.76%(2)        2.48%(5)

                                                                                                                     NET TOTAL
                                                                                                                      ANNUAL
                                                                                                                     EXPENSES
                                                                                                                     INCLUDING
                                                                     GROSS TOTAL    FEE WAIVERS      NET TOTAL    NET EXPENSES OF
                                     MANAGEMENT    OTHER     12B-1     ANNUAL       AND EXPENSE       ANNUAL        UNDERLYING
                                        FEES      EXPENSES   FEES     EXPENSES     REIMBURSEMENTS   EXPENSES(1)    PORTFOLIOS(1)
                                     ----------   --------   -----   -----------   --------------   -----------   ---------------

MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
Cyclical Growth & Income ETF
  Portfolio.........................    .45%       3.03%     .00%       3.48%           .00%           3.48%(6)        3.81%(7,8)
Cyclical Growth ETF Portfolio.......    .45%       1.89%     .00%       2.34%           .00%           2.34%(6)        2.72%(7,8)
Harris Oakmark International
  Portfolio.........................    .82%        .13%     .00%        .95%           .00%            .95%(6)
Janus Aggressive Growth Portfolio...    .67%        .05%     .00%        .72%           .00%            .72%(6)
Lazard Mid-Cap Portfolio............    .70%        .10%     .00%        .80%           .00%            .80%(6,9)
Legg Mason Value Equity Portfolio...    .70%       7.57%     .00%       8.27%           .00%           8.27%(6,10)
Lord Abbett Bond Debenture
  Portfolio.........................    .51%        .05%     .00%        .56%           .00%            .56%
Met/AIM Small Cap Growth
  Portfolio.........................    .90%        .10%     .00%       1.00%           .00%           1.00%(6,11)
MFS Research International
  Portfolio.........................    .74%        .22%     .00%        .96%           .00%            .96%(6,11)
Neuberger Berman Real Estate
  Portfolio.........................    .67%        .03%     .00%        .70%           .00%            .70%(6)
Oppenheimer Capital Appreciation
  Portfolio.........................    .59%        .10%     .00%        .69%           .00%            .69%(6,11)
PIMCO Inflation Protected Bond
  Portfolio.........................    .50%        .05%     .00%        .55%           .00%            .55%(6)
PIMCO Total Return Portfolio........    .50%        .07%     .00%        .57%           .00%            .57%(11)
RCM Global Technology Portfolio.....    .92%        .27%     .00%       1.19%           .00%           1.19%(6,11)
T. Rowe Price Mid-Cap Growth
  Portfolio.........................    .75%        .07%     .00%        .82%           .00%            .82%(6)

AMERICAN FUNDS INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Bond Fund............    .43%        .01%     .25%        .69%           .00%            .69%
American Funds Global Small
  Capitalization Fund...............    .74%        .05%     .25%       1.04%           .00%           1.04%
American Funds Growth Fund..........    .33%        .02%     .25%        .60%           .00%            .60%
American Funds Growth-Income Fund...    .28%        .01%     .25%        .54%           .00%            .54%

---------------

(1)Net Total Annual Expenses do not reflect any voluntary or contractual waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.

(2)Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. ("Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses of these Portfolios will not exceed, at any time prior to April 30, 2007, the following percentages: .10% for the MetLife Conservative Allocation Portfolio, .10% for the MetLife Conservative to Moderate Allocation Portfolio, .10% for the MetLife Moderate Allocation Portfolio, .10% for the MetLife Moderate to Aggressive Allocation Portfolio, .10% for the MetLife Aggressive Allocation Portfolio and .95% for the FI Large Cap Portfolio. Under the agreement, if certain conditions are met, these Portfolios may reimburse MetLife Advisers for fees waived and Expenses paid if, in the future, actual Expenses are less than these expense limits. Under the Expense Agreement, MetLife Advisers will also waive the management fee payable by certain Portfolios in the following percentage amounts: .05% for the Loomis Sayles Small Cap Portfolio, .006% for the Lehman Brothers Aggregate Bond Index Portfolio, .007% for the MetLife Stock Index Portfolio, .007% for the MetLife Mid Cap Stock Index Portfolio, .007% for the Morgan Stanley EAFE Index Portfolio, .007% for the Russell 2000 Index Portfolio, .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio, and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.

(3) The Portfolio's total annual expenses have been restated to reflect the reorganization of another Portfolio into this Portfolio which occurred as of the close of business on April 28, 2006.

(4) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(5) This Portfolio is a fund of funds that invests substantially all of its assets in other Portfolios of the Met Series Fund and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The expenses of the underlying portfolios are: .63% for the MetLife Conservative Allocation Portfolio, .65% for the MetLife Conservative to Moderate Allocation Portfolio, .69% for the MetLife Moderate Allocation Portfolio, .71% for the MetLife Moderate to Aggressive Allocation Portfolio and .72% for the MetLife Aggressive Allocation Portfolio. The net total annual operating expenses of the Portfolios, including the operating expenses of the underlying portfolios after any applicable fee waivers and expense reimbursements, are: .73% for the MetLife Conservative Allocation Portfolio, .75% for the MetLife Conservative to Moderate Allocation Portfolio, .79% for the MetLife Moderate Allocation Portfolio, .81% for the MetLife Moderate to Aggressive Allocation Portfolio and .82% for the MetLife Aggressive Allocation Portfolio. Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers. Total annual portfolio expenses for the Portfolios are annualized based on the Portfolios' May 1, 2005 start date.

(6) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage costs or other extraordinary expenses ) will not exceed, at any time prior to April 30, 2007, the following percentages: .55% for the Cyclical Growth & Income ETF Portfolio, .55% for the Cyclical Growth ETF Portfolio, 1.10% for the Harris Oakmark International Portfolio, .90% for the Janus Aggressive Growth Portfolio, .80% for the Lazard Mid-Cap Portfolio, .80% for the Legg Mason Value Equity Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Neuberger Berman Real Estate Portfolio, .75% for the Oppenheimer Capital Appreciation Portfolio, .65% for PIMCO Inflation Protected Bond Portfolio, 1.10% for the RCM Global Technology Portfolio and .90% for the T. Rowe Price Mid-Cap Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory.

(7) Each Portfolio was designed on established principles of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company. The estimated expenses of the Underlying ETFs and other investment companies are: 0.33% for the Cyclical Growth & Income ETF Portfolio, and 0.38% for the Cyclical Growth ETF Portfolio. The estimated expenses of the Underlying ETFs and other investment companies are based upon a weighted average of the total operating expenses of the Underlying ETFs or other investment companies for the year ended December 31, 2005 (or in the case of Vanguard(R) U.S. Sector Index Funds, for the fiscal year ended August 31, 2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the Portfolios for a description of the allocation targets for each Portfolio.

(8) Total annual portfolio expenses for these Portfolios are annualized from the October 1, 2005 start date for the Class B Shares of these Portfolios and excluding the 12b-1 Fee that applies under that class.

(9) The management fee has been restated to reflect a new management fee schedule that became effective on December 19, 2005.

(10) Total annual portfolio expenses for the Legg Mason Value Equity Portfolio are annualized based on the months the Portfolio was in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005.

(11) Other Expenses reflect the repayment of fees previously waived and/or expenses previously paid by Met Investors Advisory under the terms of prior expense limitation agreements in the following amounts: .04% for the Met/AIM Small Cap Growth Portfolio, .05% for the MFS Research International Portfolio, .05% for the Oppenheimer Capital Appreciation Portfolio, .01% for the PIMCO Total Return Portfolio and .14% for the RCM Global Technology Portfolio.

    The fee and expense information regarding the Portfolios was provided by those Portfolios. The American Funds Insurance Series is not affiliated with MetLife Investors USA Insurance Company.

    For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies."

                              HOW THE POLICY WORKS
                                  [FLOW CHART]

PREMIUM PAYMENTS

-  Flexible

-  Planned premium options

-  Guaranteed Minimum Death Benefit premium (5-year, 20-year, or to age 65)

CHARGES FROM PREMIUM PAYMENTS

- Sales Load: 2.52% up to Target Premium; 1.25% in excess of Target Premium (maximum 2.25%)

-  Premium Tax Charge: 2.0%

-  Charge for Federal Taxes: 1.25%

CASH VALUES

- Net premium payments invested in your choice of Portfolio investments (after an initial period in the Fixed Account in return of cash value states) or the Fixed Account

- The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

-  We do not guarantee the cash value invested in the Portfolios

-  Any earnings you accumulate are generally free of any current income taxes

- You may change the allocation of future net premiums at any time. You may transfer funds among Investment Divisions (and to the Fixed Account). Currently we do not limit the number of Investment Division transfers you can make in a Policy year (subject to restrictions we impose on "market timing" transfers).

- We reserve the right to impose a $25 charge on each partial withdrawal in excess of 12 per Policy year and on each Investment Division transfer (including a transfer between an Investment Division and the Fixed Account) in excess of 12 per Policy year.

-  We limit the amount of transfers from (and in some cases to) the Fixed
   Account

LOANS

-  You may borrow your cash value

-  Loan interest charge is 4.0% in Policy years 1-10 and 3.0% thereafter.

- We transfer loaned funds out of the Fixed Account and the Investment Divisions into the Loan Account where we credit them with not less than 3.0% interest.

RETIREMENT BENEFITS

-  Fixed settlement options are available for policy proceeds

DEATH BENEFIT

-  Level, Variable and combined Level/Variable Death Benefit Options

- Guaranteed not to be less than face amount (less any loan and loan interest) if the Guaranteed Minimum Death Benefit is in effect.

- On or after age 100, under Options A and C, equal to the greater of (1) the face amount of the Policy (including Return of Premium Rider coverage as of the insured's age 100) and (2) the Policy's cash value. Under Option B, the face amount of the Policy (including Return of Premium Rider coverage as of the insured's age 100), plus the Policy's cash value.

-  Generally income tax free to named beneficiary

DAILY DEDUCTIONS FROM ASSETS OF THE SEPARATE ACCOUNT

- Investment advisory fees and other expenses are deducted from the Portfolio values

BEGINNING OF MONTH CHARGES

- We deduct the cost of insurance protection (reflecting any substandard risk rating) from the cash value each month

-  Any Rider Charges

- Policy Charge: $15.00 per month (first year) and $8.00 per month thereafter for Policies issued with face amounts of less than $250,000; $12.00 per month (first year) and $9.00 per month thereafter for Policies issued with face amounts of less than $50,000

- Coverage Expense Charge: Monthly charge imposed on base Policy face amount that applies during the first eight Policy years or during the first eight Policy years following a face amount increase.

- Mortality and Expense Risk Charge applied against the cash value in the Separate Account at a maximum annual rate of .80% in Policy years 1-10; .35% in Policy years 11-19; .20% in Policy years 20-29; and .05% thereafter

SURRENDER CHARGE

- Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in first ten Policy years following a face amount increase). Maximum charge applies in first three Policy years (may be less for issue ages over 45). After first three Policy years, charge decreases monthly over the remaining seven years of the surrender charge period.

LIVING BENEFITS

- If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive monthly charges during the period of disability up to certain limits.

-  You may surrender the Policy at any time for its cash surrender value

- Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender

- Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value

- Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

                       THE COMPANY, THE SEPARATE ACCOUNT
                               AND THE PORTFOLIOS

THE COMPANY

     MetLife Investors USA Insurance Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our principal office is located at 5 Park Plaza, Suite 1900, Irvine, California 94614. MetLife Investors USA is licensed to sell life insurance in all states (except New York) and the District of Columbia. We are obligated to pay all benefits under the Policies.

THE SEPARATE ACCOUNT

     MetLife Investors USA Variable Life Account A is the funding vehicle for the Policies and other variable life insurance policies that we issue. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Separate Account.

THE PORTFOLIOS

     Each Investment Division of the Separate Account invests in a corresponding Portfolio. Each Portfolio is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Portfolios are the Metropolitan Series Fund, Inc., the Met Investors Series Trust and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Portfolios.

     The adviser, sub-adviser and investment objective of each Portfolio are as follows:

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
BlackRock Aggressive Growth   BlackRock Advisors, Inc.      Maximum capital appreciation.
  Portfolio
BlackRock Bond Income         BlackRock Advisors, Inc.      A competitive total return
  Portfolio                                                 primarily from investing in
                                                            fixed-income securities.
BlackRock Diversified         BlackRock Advisors, Inc.      High total return while attempting
  Portfolio                                                 to limit investment risk and
                                                            preserve capital.
BlackRock Investment Trust    BlackRock Advisors, Inc.      Long-term growth of capital and
  Portfolio                                                 income.
BlackRock Large Cap Value     BlackRock Advisors, Inc.      Long-term growth of capital.
  Portfolio
BlackRock Legacy Large Cap    BlackRock Advisors, Inc.      Long-term growth of capital.
  Growth Portfolio
BlackRock Strategic Value     BlackRock Advisors, Inc.      High total return, consisting
  Portfolio                                                 principally of capital
                                                            appreciation.
Davis Venture Value           Davis Selected Advisers,      Growth of capital.
  Portfolio                   L.P.(1)
FI International Stock        Fidelity Management &         Long-term growth of capital.
  Portfolio                   Research Company

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
FI Large Cap Portfolio        Fidelity Management &         Long-term growth of capital.
                              Research Company
FI Mid Cap Opportunities      Fidelity Management &         Long-term growth of capital.
  Portfolio                   Research Company
FI Value Leaders Portfolio    Fidelity Management &         Long-term growth of capital.
                              Research Company
Franklin Templeton Small Cap  Franklin Advisers, Inc.       Long-term capital growth.
  Growth Portfolio
Harris Oakmark Focused Value  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Harris Oakmark Large Cap      Harris Associates L.P.        Long-term capital appreciation.
  Value Portfolio
Jennison Growth Portfolio     Jennison Associates LLC       Long-term growth of capital.
Lehman Brothers Aggregate     Metropolitan Life Insurance   To equal the performance of the
  Bond Index Portfolio        Company                       Lehman Brothers Aggregate Bond
                                                            Index.
Loomis Sayles Small Cap       Loomis, Sayles & Company,     Long-term capital growth from
  Portfolio                   L.P.                          investments in common stocks or
                                                            other equity securities.
MetLife Mid Cap Stock Index   Metropolitan Life Insurance   To equal the performance of the
  Portfolio                   Company                       Standard & Poor's MidCap 400
                                                            Composite Stock Price Index.
MetLife Stock Index           Metropolitan Life Insurance   To equal the performance of the
  Portfolio                   Company                       Standard & Poor's 500 Composite
                                                            Stock Price Index.
MFS Total Return Portfolio    Massachusetts Financial       Favorable total return through
                              Services Company              investment in a diversified
                                                            portfolio.
Morgan Stanley EAFE Index     Metropolitan Life Insurance   To equal the performance of the
  Portfolio                   Company                       MSCI EAFE Index.
Neuberger Berman Mid Cap      Neuberger Berman Management   Capital growth.
  Value Portfolio             Inc.
Oppenheimer Global Equity     OppenheimerFunds, Inc.        Capital appreciation.
  Portfolio
Russell 2000 Index Portfolio  Metropolitan Life Insurance   To equal the return of the Russell
                              Company                       2000 Index.
T. Rowe Price Large Cap       T. Rowe Price Associates,     Long-term growth of capital and,
  Growth Portfolio            Inc.                          secondarily, dividend income.
T. Rowe Price Small Cap       T. Rowe Price Associates,     Long-term capital growth.
  Growth Portfolio            Inc.
Western Asset Management      Western Asset Management      To maximize total return
  Strategic Bond              Company(2)                    consistent with preservation of
  Opportunities Portfolio                                   capital.
  (formerly, Salomon
  Brothers Strategic Bond
  Opportunities Portfolio)
Western Asset Management      Western Asset Management      To maximize total return
  U.S. Government Portfolio   Company(2)                    consistent with preservation of
  (formerly, Salomon                                        capital and maintenance of
  Brothers U.S. Government                                  liquidity.
  Portfolio)

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
MetLife Conservative          N/A                           A high level of current income,
  Allocation Portfolio                                      with growth of capital as a
                                                            secondary objective.
MetLife Conservative to       N/A                           A high total return in the form of
  Moderate Allocation                                       income and growth of capital, with
  Portfolio                                                 a greater emphasis on income.
MetLife Moderate Allocation   N/A                           A balance between a high level of
  Portfolio                                                 current income and growth of
                                                            capital, with a greater emphasis
                                                            on growth of capital.
MetLife Moderate to           N/A                           Growth of capital.
  Aggressive Allocation
  Portfolio
MetLife Aggressive            N/A                           Growth of capital.
  Allocation Portfolio

MET INVESTORS SERIES TRUST                   ADVISER: MET INVESTORS ADVISORY LLC

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
Cyclical Growth & Income ETF  Gallatin Asset Management,    Growth of capital and income.
  Portfolio                   Inc.
Cyclical Growth ETF           Gallatin Asset Management,    Growth of capital.
  Portfolio                   Inc.
Harris Oakmark International  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Janus Aggressive Growth       Janus Capital Management LLC  Long-term growth of capital.
  Portfolio
Lazard Mid-Cap Portfolio      Lazard Asset Management       Long-term capital appreciation.
  (formerly, Met/AIM Mid Cap  LLC(3)
  Core Equity Portfolio)
Legg Mason Value Equity       Legg Mason Capital            Long-term growth of capital.
  Portfolio                   Management, Inc.
Lord Abbett Bond Debenture    Lord, Abbett & Co. LLC        High current income and the
  Portfolio                                                 opportunity for capital
                                                            appreciation to produce a high
                                                            total return.
Met/AIM Small Cap Growth      A I M Capital Management,     Long-term growth of capital.
  Portfolio                   Inc.
MFS Research International    Massachusetts Financial       Capital appreciation.
  Portfolio                   Services Company
Neuberger Berman Real Estate  Neuberger Berman Management   Total return through investment in
  Portfolio                   Inc.                          real estate securities,
                                                            emphasizing both capital
                                                            appreciation and current income.
Oppenheimer Capital           OppenheimerFunds, Inc.        Capital appreciation.
  Appreciation Portfolio
PIMCO Inflation Protected     Pacific Investment            Maximum real return, consistent
  Bond Portfolio              Management Company LLC        with preservation of capital and
                                                            prudent investment management.
PIMCO Total Return Portfolio  Pacific Investment            Maximum total return, consistent
                              Management Company LLC        with the preservation of capital
                                                            and prudent investment management.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
RCM Global Technology         RCM Capital Management LLC    Capital appreciation; no
  Portfolio                                                 consideration is given to income.
T. Rowe Price Mid-Cap Growth  T. Rowe Price Associates,     Long-term growth of capital.
  Portfolio                   Inc.

AMERICAN FUNDS INSURANCE SERIES         ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
American Funds Bond Fund      N/A                           Maximize current income and
                                                            preserve capital by investing
                                                            primarily in fixed-income
                                                            securities.
American Funds Global Small   N/A                           Capital appreciation through
  Capitalization Fund                                       stocks.
American Funds Growth Fund    N/A                           Capital appreciation through
                                                            stocks.
American Funds Growth-Income  N/A                           Capital appreciation and income.
  Fund

---------------

(1) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(2) Prior to May 1, 2006, Salomon Brothers Asset Management Inc was the sub-adviser to this Portfolio.

(3) Prior to December 19, 2005, AIM Capital Management, Inc. was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE PORTFOLIOS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE PORTFOLIO PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

     The Portfolios' investment objectives may not be met. The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Portfolios may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other fund.

SHARE CLASSES OF THE PORTFOLIOS

     The Portfolios offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Portfolios may provide information for share classes that are not available through the Policy. When you consult the attached prospectus for any Portfolio, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the Metropolitan Series Fund, Inc. and Met Investors Series Trust, we offer Class A shares only, and for the American Funds Insurance Series we offer Class 2 shares only.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS

     An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory, LLC) or subadviser of a Portfolio, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Portfolios. The amount of the compensation is not deducted from Portfolio assets and does not decrease the Portfolio's investment return. The amount of the compensation is based on a percentage of assets of the Portfolio attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

     We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers MetLife Advisers, LLC, and Met Investors Advisory, LLC, which are formed as "limited liability companies". Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Portfolio. We may benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to the advisers. (See "Fee Tables--Annual Portfolio Operating Expenses") for information on the management fees paid by the Portfolios and the Statement of Additional Information for the Portfolios for information on the management fees paid by the advisers to the subadvisers.)

     Certain Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables--Annual Portfolio Expenses" and "Distribution of the Policies.") The payments are deducted from assets of the Portfolios and are paid to our Distributor. These payments decrease the Portfolio's investment return.

     We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Policies.")

SELECTION OF THE PORTFOLIOS

     We select the Portfolios offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Portfolios based on recommendations made by selling firms. We review the Portfolios periodically and may remove an Portfolio or limit its availability to new premium payments and/or transfers of cash value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Policy owners. We do not provide investment advice and do not recommend or endorse any particular Portfolio.

VOTING RIGHTS

     We own the Portfolio shares held in the Separate Account and have the right to vote those shares at meetings of the Portfolio shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withhold from voting on, any proposition in the same proportion as the shares held in that Investment Division for all policies for which we have received voting instructions.

     We will vote Portfolio shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of a Portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with an Investment Division's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.

RIGHTS RESERVED BY METLIFE INVESTORS USA

     We and our affiliates may change the voting procedures and vote Portfolio shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Investment Divisions; (2) to combine Investment Divisions; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of a Portfolio; (4) to substitute or close an

Investment Division to allocations of premium payments or cash value or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner, at any time in our sole discretion; (5) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Separate Account under the Investment Company Act of 1940; (7) to combine it with other Separate Accounts; and (8) to transfer assets supporting the Policies from one Investment Division to another or from the Separate Account to other Separate Accounts, or to transfer assets to our general account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments.

     We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

                                  THE POLICIES

PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Designated Office. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount. For Policies acquired through a pension or profit sharing plan qualified under
Section 401 of the Internal Revenue Code of 1986, the minimum face amount is $25,000.

     The Policies are available for insureds age 85 or younger. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Investment Division performance and cash values. To obtain more information about these other policies, contact our Designated Office or your registered representative.

REPLACING EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we may not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Designated Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

24 MONTH CONVERSION RIGHT

     GENERAL RIGHT. Generally, during the first two Policy years, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy issued by us or an affiliate that we name provided that you repay any Policy loans and loan interest, and the Policy has not lapsed. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance Policy. We make the exchange without evidence of insurability. The new policy will have the same base Policy face amount as that being exchanged. The new policy will have the same issue age, risk class and Policy Date as the variable life Policy had.

     Contact our Designated Office or your registered representative for more specific information about the 24 Month Conversion Right. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

                                    PREMIUMS

FLEXIBLE PREMIUMS

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which is a level amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $50, except with our consent.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule, or on a monthly schedule if payments are drawn directly from your checking account under our pre-authorized checking arrangement. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may make payments by check or money order or through our pre-authorized checking arrangement. You can change your Planned Premium schedule by sending your request to us at our Designated Office. You may not make premium payments on or after the Policy anniversary when the insured reaches age 100, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a "Modified Endowment Contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit". The amount of your "7-pay limit" is shown in your Policy illustration and in your annual Policy statement. If you make a payment that exceeds the "7-pay limit", we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from becoming a modified endowment contract. (See "Tax Considerations".) In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Investment Divisions as of the date we receive the payments at our Designated Office (or at our Administrative Office in Tampa, Florida), if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day that the New York Stock Exchange is not open, will be allocated to your Policy's Investment Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".)

     Under our current processing, we treat any payment received by us as a premium payment unless it is clearly marked as a loan repayment.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. Your initial net premium receives Separate Account investment performance and/or Fixed Account interest as of the investment start date. The investment start date is the later of the Policy Date and the date we first receive a premium payment for the Policy at our Designated Office. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".)

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, unless you request otherwise, the Policy Date is the date the policy application is approved. Monthly Deductions begin on the Policy Date. You may only make one premium payment with the application. The minimum amount you must pay is set forth in the application. If we decline an application, we refund the premium payment made.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement beginning on the later of the date the application is signed or on the date of any required medical examination. (See "Death Benefits".)

     PREMIUM ON DELIVERY. If you pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date and the investment start date are the date your premium payment is received at our Designated Office. Monthly Deductions begin on the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the Policy application is approved. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the minimum premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate the net premiums to the Policy, adjusted for monthly Policy charges.

RIGHT TO EXAMINE POLICY

     You may cancel the Policy within ten days (more in some states) after you receive it. You may return the Policy to our Designated Office (see "Receipt of Communications and Payments at MetLife Investors USA's Designated Office") or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid, the Policy's cash value, or any other amount that is required by state insurance law.

     FOR POLICIES ISSUED IN CALIFORNIA. If you are age 60 or older, you may cancel the Policy within 30 days after you receive it. If you elected on the Policy application to allocate 100% of your initial net premium to the Fixed Account, we will generally refund the premiums you paid; if you elected to allocate your initial net premium to the Investment Divisions, we will refund the Policy's cash value.

ALLOCATION OF NET PREMIUMS

     We allocate your initial net premium to the Investment Divisions and/or the Fixed Account as of the investment start date. In states that require a refund of premiums if you exercise the Right to Examine Policy provision, we will hold your initial net premium in the Fixed Account for twenty days, and then we make the allocation among the Investment Divisions as you choose. In states that require a return of cash value if you exercise the Right to Examine Policy provision, we allocate your initial net premium to the Investment Divisions when we receive it. You may allocate any whole percentage to an Investment Division. For special rules regarding allocations to the Fixed Account, see "The Fixed Account."

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone, by written request or over the Internet. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office.")

     When we allocate net premiums to your Policy's Investment Divisions, we convert them into accumulation units of the Investment Divisions. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the investment start date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value".)

     FOR POLICIES ISSUED IN CALIFORNIA. If you are age 60 or older and you allocate 100% of your initial net premium to the Fixed Account in order to receive a refund of premiums should you cancel the Policy during the Right to Examine Policy period, we will not automatically transfer your cash value or reallocate your future premiums to the Investment Divisions once the Right to Examine Policy period has ended. You must contact us to request a transfer or reallocation.

  RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE INVESTORS USA'S DESIGNATED
                                     OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Designated Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

     The Designated Office for various Policy transactions is as follows:

Premium Payments                       MetLife Investors USA
                                       P.O. Box 371499
                                       Pittsburgh, PA 15250-7499

Payment Inquiries and                  MetLife Investors USA
Correspondence                         P.O. Box 30440
                                       Tampa, FL 33630-3440

Beneficiary and Ownership              MetLife Investors USA
Changes                                P.O. Box 541
                                       Warwick, RI 02887-0541

Surrenders, Loans,                     MetLife Investors USA
Withdrawals and                        P.O. Box 543
Investment Division Transfers          Warwick, RI 02887-0543

Cancellations (Right to Examine        MetLife Investors USA
Policy Period)                         Johnstown Compliance Resource Center
                                       Free Look Unit
                                       500 Schoolhouse Road
                                       Johnstown, PA 15904

Death Claims                           MetLife Investors USA
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

Investment Division Transfers by       (800) 200-2214
Telephone

All Other Telephone                    (800) 388-4000
Transactions and Inquiries

     You may request a cash value transfer or reallocation of future premiums by written request (which may be telecopied) to us, by telephoning us or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. To request a transfer over the Internet, you may log on to our website at www.metlife.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

PAYMENT OF PROCEEDS

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Investment Divisions within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Investment Divisions: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted as determined by the SEC, (ii) if the SEC by order permits postponement or determines that an emergency exists that makes payments or Investment Division transfers impractical, or (iii) at any other time when the Portfolios or the Separate Account have the legal right to suspend payment.

     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account is an interest-bearing checking account through which you have convenient and complete access to the proceeds, which are maintained in our general account or that of an affiliate. Interest is credited at an effective rate of 3% per year.

                                   CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Investment Divisions

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Investment Divisions and the Fixed Account.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Investment Division multiplied by that Investment Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to an Investment Division into accumulation units of the Investment Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in an Investment Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of an Investment Division depends on the net investment experience of its corresponding Portfolio and reflects fees and expenses of the Portfolio. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for an Investment Division reflects:

     -- the change in net asset value per share of the corresponding Portfolio
        (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Portfolio since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.

                                 DEATH BENEFITS

     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary. Coverage under the Policy generally begins when you pay the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited time that begins on the later of the date we receive the premium payment or the date of any required medical examination. Temporary coverage is not available for proposed insureds who have received medical treatment for, or been diagnosed as having, certain conditions or diseases specified in the temporary insurance agreement. The maximum temporary coverage is the lesser of the amount of insurance applied for and $1,000,000. These provisions vary in some states.

     DEATH BENEFIT OPTIONS. When you apply for a Policy, you must choose among three death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option A death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Code.

     The Option C death benefit (available if the insured is age 60 or younger) is equal to the face amount of the Policy plus the Policy's cash value until the insured attains age 65, at which time we will increase the Policy's face amount by the amount of the Policy's cash value and thereafter the death benefit will remain level, at the increased face amount, subject to increases required by the Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and (2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix A.

     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, risk class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix A.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower, once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     AGE 100. The death benefit payable under Option A or Option C on or after the insured's attained age 100 will be the greater of:

     --  the cash value on the date of death, or

     -- the face amount of the base Policy (plus the death benefit provided by any Return of Premium Rider as of the insured's attained age 100).

     The death benefit payable under Option B on or after the insured's attained age 100 will be the face amount of the base Policy (plus the death benefit provided by any Return of Premium Rider as of the insured's attained age 100), plus the cash value on the date of death.

     The tax consequences of keeping the Policy in force beyond the insured's attained age 100 are unclear.

DEATH PROCEEDS PAYABLE

     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death.

     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit.

     SUICIDE. If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any outstanding loan and loan interest to the date of death and partial withdrawals. If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) after the effective date of an increase in face amount, the death benefit for such increase may be limited to the Monthly Deductions for the increase. (Where required by state law, we determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)

CHANGE IN DEATH BENEFIT OPTION

     After the first Policy year you may change your death benefit option, subject to our underwriting rules, by written request to our Designated Office. The change will be effective on the monthly anniversary on or following the date we receive your request. We may require proof of insurability. A change in death benefit option may have tax consequences.

     If you change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then any Return of Premium Rider death benefit, then any remaining initial face amount, and then any increase in face amount from a prior change in death benefit option, but not below the Policy minimum. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge may apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60). (See "Surrender Charge".) In addition, if the face amount reduction occurs within 12 months after a face amount increase, we will deduct a proportionate part of the Coverage Expense Charges due with respect to the face amount increase for the remainder of the 12-month period.

     If you change from Option B (or from Option C on or before the insured's attained age 65) to Option A, we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

INCREASE IN FACE AMOUNT

     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must be 85 or less. The minimum amount of increase permitted is $5,000. The increase is effective on the monthly anniversary on or next following our approval of your request, which you should submit to our Designated Office. An increase in face amount may have tax consequences.

     The face amount increase will have its own Target Premium, as well as its own Surrender Charge, current cost of insurance rates, Coverage Expense Charge and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. (See "Surrender Charge", "Monthly Deduction from Cash Value", "Partial Withdrawal" and "Reduction in Face Amount".) When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), then to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

     We reserve the right to (i) restrict certain Policy changes, such as death benefit increases, or (ii) require the issuance of a new Policy in connection with such Policy changes if we deem it administratively necessary or prudent to do so in order to comply with applicable law, including applicable Federal income tax law.

REDUCTION IN FACE AMOUNT

     You may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. You may reduce your Policy's face amount by reducing the death benefit of your Return of Premium Rider, if applicable, or by reducing the face amount of your base Policy.

     If you reduce the face amount of your Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. (A reduction in the death benefit of your Return of Premium Rider will not trigger a Surrender Charge.) If the face amount of your Policy is reduced in the first Policy year (or in the first year following a face amount increase), we will also deduct a proportionate part of the Coverage Expense Charges due for the remainder of the first Policy year (or the first year following the face amount increase).

     A face amount reduction will decrease the Policy's death benefit unless we are increasing the death benefit to satisfy Federal income tax laws, in which case a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable.) The amount of any face reduction must be at least $5,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your Policy's face amount, unless you request otherwise, we will first decrease any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred, then any Return of Premium Rider death benefit, then any remaining initial base Policy face amount, and then any increase in face amount from a prior change in death benefit option.

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.

     A face amount reduction takes effect as of the monthly anniversary on or next following the date we receive your request. You can contact your registered representative or the Designated Office for information on face reduction procedures.

     A reduction in the face amount of a Policy may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations".)

                       SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDER

     You may surrender the Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) The cash surrender value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) If you surrender the Policy in the first Policy year (or in the first year following a face amount increase), we will also deduct an amount equal to the remaining first year Coverage Expense Charges and Policy Charges. If, however, you have elected the Modified Surrender Rider, we will waive both the Surrender Charge and any Coverage Expense Charges due with respect to the initial Policy face amount if you surrender the Policy (other than as part of a policy exchange or replacement) at any time in the first five Policy years.

     You may apply all or part of the surrender proceeds to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL WITHDRAWAL

     After the first Policy anniversary you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. The minimum amount of a partial withdrawal request must be $500.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the Fixed Account. (See "The Fixed Account".) Currently, we permit partial withdrawals equal to the lesser of 100% of the Policy's cash surrender value in the Separate Account as of the beginning of the year, or the maximum amount that can be withdrawn without causing the Policy's face amount to fall below the minimum permitted. (However, we may allow the face amount to fall below the minimum if the Policy has been in force for at least 15 years and the insured is at least attained age 55.) You may not make a partial withdrawal that would reduce your cash surrender value to less than the amount of two monthly deductions. We have the right to limit partial withdrawals to 12 per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal in excess of 12 per Policy year.

     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy. No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year, measured as a percentage of each withdrawal.

     If a partial withdrawal that reduces the Policy's face amount occurs within 12 months after a face amount increase, we will deduct a proportionate part of the Coverage Expense Charges due with respect to the face amount increase for the remainder of the 12-month period.

     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: the death benefit of any Return of Premium Rider; any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred; any remaining initial face amount; and then any face amount increases resulting from a change in death benefit option, down to the required minimum.

     A partial withdrawal reduces the cash value in the Investment Divisions of the Separate Account and the Fixed Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial withdrawal procedures. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".)

     A reduction in the death benefit as a result of a partial withdrawal may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations".)

                                   TRANSFERS

TRANSFER OPTION

     You may transfer your Policy's cash value between and among the Investment Divisions and the Fixed Account. In states where we refund your premium if you exercise the Right to Return the Policy provision, your right to transfer begins 20 days after we apply your initial premium to the Policy. We reserve the right to limit transfers to four per Policy year. Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge of $25 per transfer for transfers in excess of 12 per year. We treat all transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request, if the request is received before the close of regular trading on the New York Stock Exchange. Transfer requests received after that time, or on a day that the New York Stock Exchange is not open, will be effective on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Portfolios (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Franklin Templeton Small Cap Growth Portfolio, Loomis Sayles Small Cap Portfolio, Morgan Stanley EAFE Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000 Index Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio, and American Funds Global Small Capitalization Fund--the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Portfolios, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. We do not believe that other Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Portfolios, we rely on the underlying Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under an Automated Investment Strategy are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Portfolio and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Policy Owners and other persons with interests in the Policies should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective October 16, 2006 we will be required to (1) enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Policy Owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Portfolio.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Portfolio prospectuses for more details.

                        AUTOMATED INVESTMENT STRATEGIES

     You can choose one of five automated investment strategies. You can change or cancel your choice at any time.

     EQUITY GENERATOR. The Equity Generator allows you to transfer the interest earned in the Fixed Account to any one of the Investment Divisions on each monthly anniversary. The interest earned in the month must be at least $20 in order for the transfer to take place. If less than $20 is earned, no transfer will occur, and the interest not transferred cannot be counted towards the next month's minimum.

     ALLOCATOR. The Allocator allows you to systematically transfer cash value from the Fixed Account or any one Investment Division (the "source fund") to any number of Investment Divisions. The transfers will take place on each monthly anniversary. You can choose to transfer a specified dollar amount (1) for a specified number of months, or (2) until the source fund is depleted. In either case, payments must continue for at least a three month period.

     ENHANCED DOLLAR COST AVERAGER. With the Enhanced Dollar Cost Averager, cash value may only be transferred from the Fixed Account to the Investment Divisions. The cash value in the Fixed Account that is earmarked for the strategy is credited with a rate of interest that is higher than the Fixed Account's current crediting rate. You choose the total amount of cash value to be transferred. The amount transferred each month equals the total amount earmarked for the strategy divided by 12.

     REBALANCER. The Rebalancer allows your Policy's cash value to be automatically redistributed on a quarterly basis among the Investment Divisions and the Fixed Account in accordance with the allocation percentages you have selected.

     INDEX SELECTOR. The Index Selector allows you to choose one of five asset allocation models which are designed to correlate to various risk tolerance levels. Based on your selection, we allocate 100% of your cash value among the five Investment Divisions that invest in the five index Portfolios available under the Policy (the Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, MetLife Stock Index, MetLife Mid Cap Stock Index and Russell 2000 Index Portfolios) and the Fixed Account. On a quarterly basis, we will redistribute your cash value among these Investment Divisions and the Fixed Account in order to return your cash value to the original allocation percentages.

     These automated investment strategies allow you to take advantage of investment fluctuations, but none assures a profit nor protects against a loss. Because the Allocator and Enhanced Dollar Cost Averager strategies involve continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue purchases through periods of fluctuating price levels.

     We reserve the right to modify or terminate any of the automated investment strategies for any reason, including, without limitation, a change in regulatory requirements applicable to such programs. For more information about the automated investment strategies, please contact your registered representative.

                                     LOANS

     YOU MAY BORROW FROM YOUR POLICY AT ANY TIME. The maximum amount you may borrow, calculated as of the date of the loan, is:

     -- the Policy's cash value, less

     -- any Policy loan balance, less

     -- loan interest due to the next Policy anniversary, less

     -- the most recent Monthly Deduction times the number of months to the next
        Policy anniversary, less

     -- any Surrender Charge, plus

     -- interest credited on the cash value at the guaranteed interest rate to the next Policy anniversary.

     The minimum loan amount is $500 (less in some states). We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) You may increase your risk of lapse if you take a loan. You should contact our Designated Office or your registered representative for information on loan procedures.

     A Policy loan reduces the Policy's cash value in the Investment Divisions by the amount of the loan. A loan repayment increases the cash value in the Investment Divisions by the amount of the repayment. We attribute Policy loans to the Investment Divisions and the Fixed Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Investment Divisions and the Fixed Account to the Loan Account (which is part of our general account).

     You may repay all or part of your loan at any time while the insured is still alive. When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the Fixed Account in proportion to the cash value in each. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".)

     We guarantee that the interest rate charged on Policy loans will not be more than 4.0% per year in Policy years 1-10 and 3.0% per year thereafter.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Investment Divisions and the Fixed Account to the Loan Account in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3.0% per year and is transferred on each Policy anniversary to the Investment Divisions and to the Fixed Account in proportion to the cash value in each. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Investment Divisions as a result of a loan does not participate in the investment experience of the Investment Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

     A loan that is taken from, or secured by, a Policy may have tax consequences. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. Nevertheless, the tax consequences associated with loans outstanding after the tenth Policy year are uncertain. A tax adviser should be consulted when considering a loan.

                            LAPSE AND REINSTATEMENT

LAPSE

     In general, in any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default, and may lapse. However, you can prevent your Policy from lapsing, regardless of the amount of your cash surrender value, if the premiums you pay are sufficient to keep the Guaranteed Minimum Death Benefit ("GMDB") in effect.

     The base Policy offers, at no additional charge, a five-year GMDB, a 20-year GMDB and a GMDB that lasts until the insured's age 65. For an additional charge you can add a Policy rider that provides a GMDB to age 85 or a GMDB to age 100. All Policies are issued with the five-year GMDB, which guarantees that the Policy will remain in force for at least five years if the required Guaranteed Minimum Death Benefit Monthly Premiums ("GMDB Monthly Premiums") are paid when due. The five-year GMDB Monthly Premium is set forth in your Policy. It is the minimum periodic premium you can pay into the Policy. The 20-year GMDB and the GMDB to age 65 are available to eligible

Policy Owners and can be elected at issue. The 20-year GMDB and the GMDB to age 65 are not available if you elect the Return of Premium Rider.

     The GMDB Monthly Premium varies depending on the guarantee period, the insured's age, sex (except for unisex policies), smoking status and risk class, the Policy's face amount and the death benefit option chosen. The GMDB Monthly Premium may change in the event that any of the following events occur: an increase or decrease in the base Policy face amount; adding, deleting or changing a rider; a change in death benefit option or the insured's risk class; or a misstatement of the insured's age or sex in the Policy application.

     On each monthly anniversary we test the Policy to determine if the cumulative premiums you have paid, less any partial withdrawals or outstanding loans you have taken, equal or exceed the sum of the GMDB Monthly Premiums due to date for the GMDB you selected. If you meet this test, the GMDB you selected will be in effect. However, even if you have not elected the 20-year GMDB or the GMDB to age 65, if the amount of premiums you pay into the Policy for each Policy month since the Policy Date is sufficient to meet the requirements of the 20-year GMDB or the GMDB to age 65, we will notify you that the applicable GMDB is in effect. Conversely, if you have elected the 20-year GMDB or the GMDB to age 65 and your premium payments are insufficient to satisfy the GMDB Monthly Premium requirements, we will notify you that your GMDB will be reduced to the five-year GMDB or the 20-year GMDB, as applicable, unless you pay sufficient premiums within 62 days to meet the requirements of the GMDB you originally selected. If, during the first five Policy years, you fail to pay sufficient premiums to keep the five-year GMDB in effect, we will notify you that the GMDB will terminate within 62 days if you fail to pay the required Monthly Premiums. If the guarantee provided by the GMDB terminates, the Policy will continue in force for as long as there is cash surrender value sufficient to pay the Monthly Deduction. If the GMDB terminates, you may reinstate it within nine months provided the Policy remains in force. In order to reinstate the GMDB, you must pay sufficient premiums to satisfy the cumulative premium requirement for the applicable GMDB (five-year, 20-year or to age 65) at the time of reinstatement.

     If the GMDB is in effect and the Policy's cash surrender value is insufficient to cover the Monthly Deduction, the Policy will have a negative cash surrender value, but it will not lapse. We will continue to take the Monthly Deduction from the Policy's cash value, until the cash value has been reduced to zero. At that point, future Monthly Deductions will be waived for as long as the GMDB is in effect.

     If the GMDB is not in effect and the cash surrender value is insufficient to pay the Monthly Deduction, the Policy will enter a 62-day grace period during which you will have an opportunity to pay a premium sufficient to keep the Policy in force. The minimum amount you must pay is the lesser of three Monthly Deductions or, if applicable, the amount necessary to reinstate the GMDB. We will tell you the amount due. If you fail to pay this amount before the end of the grace period, the Policy will terminate.

     Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge. Your Policy may be protected against lapse in these circumstances if it has been in force for 15 years, the insured has attained age 75, and the other requirements of the Overloan Protection Rider have been met. If your Policy is not so protected, we will notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

     Some states may require a different grace period than that described above. Please read the grace period provision of your Policy for details.

REINSTATEMENT

     If your Policy has lapsed, in most states you may reinstate it within three years after the date of lapse if the insured has not attained age 100. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. If the Policy lapses and is reinstated during the first five Policy years, only the five-year GMDB will be reinstated. If the Policy lapses after the first five Policy years, the GMDB will terminate and cannot be reinstated. Under no circumstances can the GMDB provided by Policy rider be reinstated following a Policy lapse.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

                          ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

     The following riders and endorsements, some of which have been described previously, are available:

     CHILDREN'S TERM INSURANCE RIDER, which provides term insurance on the life of children of the insured.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions upon the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     OPTIONS TO PURCHASE ADDITIONAL INSURANCE COVERAGE RIDER, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability.

     OPTION TO PURCHASE LONG-TERM CARE INSURANCE RIDER, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability.

     ACCELERATION OF DEATH BENEFIT RIDER, which provides for an accelerated payment of all or part of the Policy's death benefit, on a discounted basis, upon a physician's certification that the insured is terminally ill, i.e., expected to live no more than 12 months (24 months in some states) from the date of the certification. For purposes of calculating the death benefit, we assume a date of death that is one year after final proofs of claim are received. We discount the Policy's death benefit (net of loans and accumulated loan interest) back to the date of claim using an interest rate declared by us. The discounted death benefit is then reduced by the present value of premiums due up to the assumed date of death (less the present value of any pro rata refund of premiums paid for a period beyond the assumed date of death) and by the amount of monthly deductions for the twelve months after the date of claim. The minimum payment that will be made under the rider is $20,000 and the maximum is the greater of $250,000 or 10% of the total death benefit available.

     GUARANTEED SURVIVOR INCOME BENEFIT RIDER, which provides the beneficiary with the option of exchanging the Policy's death benefit for enhanced monthly income payments for life.

     MODIFIED SURRENDER RIDER, which allows the Owner to avoid surrender charges if the Policy is fully surrendered for cash during the first five Policy years.

     RETURN OF PREMIUM RIDER, which provides for the payment of an additional amount of death benefit equal to the amount of premiums paid into the Policy, or the amount of premiums paid increased by an interest factor specified by the Owner.

     ACCIDENTAL DEATH BENEFIT, which provides for the payment of an additional death benefit in the event of the insured's death by accident.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER, which provides for a guaranteed death benefit until the insured's age 85 or the insured's age 100.

     CHANGE TO A NEW INSURED RIDER, which allows the insured under a business-owned Policy to be substituted with a new insured, if you provide satisfactory evidence that the person proposed to be insured is insurable and that you have an insurable interest in that person's life. The right to change the insured person is subject to some restrictions, may result in a cost or credit to you and we reserve the right to charge a fee not to exceed $250 for processing the change. A change of the insured person is a taxable exchange. In addition, a change of the insured person could reduce the amount of premiums you can pay into the Policy under Federal tax law and, therefore, may require a partial withdrawal of cash value. (No Surrender Charge will apply.)

     OVERLOAN PROTECTION RIDER, which provides protection from Policy lapse due to an excess Policy loan.

     Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

                               THE FIXED ACCOUNT

     THE POLICY HAS A FIXED ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT.

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of MetLife Investors USA's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

     Our general account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the general account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial withdrawals made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Investment Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Separate Account, the Fixed Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefits".)

POLICY TRANSACTIONS

     Except as described below, the Fixed Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. The following special rules apply to the Fixed Account.

     Twenty days after we apply the initial premium to the Policy (less in some states) you may withdraw a portion of the cash value from the Fixed Account or transfer cash value from the Fixed Account to the Separate Account. The amount of any partial withdrawal, net of applicable Surrender Charges, must be at least $500. The amount of any transfer must be at least $50, unless the balance remaining would be less than $50, in which case you may withdraw or transfer the entire Fixed Account cash value. No amount may be withdrawn from the Fixed Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. We reserve the right to only allow transfers and withdrawals from the Fixed Account during the 30-day period that follows the Policy anniversary.

The total amount of transfers and withdrawals in a Policy year may not exceed the greater of (a) 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the Policy year, or (b) the previous Policy year's maximum allowable withdrawal amount. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.

     There is no transaction charge for the first 12 partial withdrawals or 12 transfers in a Policy year. We reserve the right to limit partial withdrawals and transfers to 12 each in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer in excess of 12 in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the Fixed Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Investment Divisions and the Fixed Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Investment Division and the Fixed Account bears to the Policy's total unloaned cash value. The amount transferred from the Policy's Investment Divisions and the Fixed Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     We take partial withdrawals from the Policy's Investment Divisions and the Fixed Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value.

     We can delay transfers, surrenders, withdrawals and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

     - the death benefit, cash, and loan benefits under the Policy

     - investment options, including premium allocations

     - administration of elective options

     - the distribution of reports to Policy Owners

Costs and expenses we incur:

     - costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

     - overhead and other expenses for providing services and benefits

     - sales and marketing expenses

     - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

     - that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

     - that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Mortality and Expense Risk Charge and the cost of insurance charge, to help cover those expenses. We may profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to your cash value according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.

     SALES CHARGE.  We deduct a 2.25% sales charge from each premium payment.

     Currently, the sales charge is 1.25% for premium payments that are in excess of the Target Premium.

     PREMIUM TAX CHARGE. We deduct 2.0% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state, but we deduct a flat 2.0%, which is based on an average of such taxes. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL TAX CHARGE. We deduct 1.25% from each premium for our Federal income tax liability related to premiums.

     EXAMPLE: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $2,000 (in the first ten Policy years).

             NET
PREMIUM    PREMIUM
-------    -------
$2,000     $2,000
            - 110     (5.5% X 2,000 = total sales, premium tax and Federal tax
           -------    charges)
           $1,890     Net Premium

SURRENDER CHARGE

     If, during the first ten Policy years, or during the first ten Policy years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. The maximum Surrender Charge is shown in your Policy.

     No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year.

     The Surrender Charge is equal to a percentage of the Target Premium. The Target Premium depends on the face amount of your Policy and the issue age, sex (except for unisex policies), risk class and smoker status of the insured. The Surrender Charge will remain level for the first three Policy years, or for the first three years after a face amount increase (may be less for insureds whose issue age is over 45), and will then decline on a monthly basis until it reaches zero at the end of the tenth Policy year (or the tenth year following the face amount increase) or, if earlier, the insured's age 100.

     The table below shows the maximum Surrender Charge that applies to Policies covering insureds whose issue age is 45 or less. The table shows the charge that applies if the lapse, surrender or face amount reduction occurs at any time in the first three Policy years, and in the last month of each Policy year thereafter.

                                                FOR POLICIES WHICH        THE MAXIMUM DEFERRED
                                                 ARE SURRENDERED,     SALES CHARGE IS THE FOLLOWING
                                                    LAPSED OR           PERCENTAGE OF ONE TARGET
                                                  REDUCED DURING                 PREMIUM
                                                ------------------    -----------------------------
Entire Policy Year                                       1                         150%
                                                         2                         150%
                                                         3                         150%
Last Month of Policy Years                               4                         130%
                                                         5                         110%
                                                         6                         100%
                                                         7                          90%
                                                         8                          70%
                                                         9                          35%
                                                        10                           0%

     For insureds whose issue age is above 45, the Surrender Charge percentages are less than or equal to those described above.

     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option".)

     If you surrender the Policy (or a face amount increase) in the first Policy year (or in the first year following the face amount increase) we will deduct from the surrender proceeds an amount equal to the remaining first year Coverage Expense Charges and Policy Charges. If you reduce the face amount of your Policy in the first Policy year (or in the first year following a face amount increase) we will deduct from your cash value a proportionate amount of the remaining first year Coverage Expense Charges, based on the ratio of the face amount reduction to the Policy's original face amount.

     The Surrender Charge reduces the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

PARTIAL WITHDRAWAL CHARGE

     We reserve the right to impose a processing charge on each partial withdrawal in excess of 12 per Policy year. If imposed, this charge would compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal.

TRANSFER CHARGE

     We reserve the right to impose a processing charge on each transfer between Investment Divisions or between an Investment Division and the Fixed Account to compensate us for the costs of processing these transfers. Transfers under one of our Automated Investment Strategies do not count as transfers for the purpose of assessing this charge.

MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by a Guaranteed Minimum Death Benefit, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. (See "Lapse and Reinstatement".)

     -- If a Guaranteed Minimum Death Benefit is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement".)

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 100.

     The Monthly Deduction reduces the cash value in each Investment Division and in the Fixed Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Investment Division or to the Fixed Account. If, in any month, the designated account has insufficient cash value to cover the Monthly Deduction, we will first reduce the designated account cash value to zero and then charge the remaining Monthly Deduction to all Investment Divisions and, if applicable, the Fixed Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The Policy Charge is equal to $15.00 per month in the first Policy year and $8.00 per month thereafter. The Policy Charge is $12 per month in the first Policy year and $9 per month thereafter for Policies issued with face amounts of less than $50,000. No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000. The Policy Charge compensates us for administrative costs such as record keeping, processing death benefit claims and policy changes, preparing and mailing reports, and overhead costs.

     COVERAGE EXPENSE CHARGE. During the first eight Policy years, and during the first eight Policy years following a face amount increase, we impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge is imposed on the base Policy face amount and varies by the base Policy's face amount and duration, and by the insured's issue age, smoking status, risk class (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, loans, premium payments, fees and charges, partial withdrawals and face amount reductions.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  smoking status

     --  risk class

     --  attained age

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will depend on the above factors, plus

     -- the insured's age at issue (and at the time of any face amount increase)

     --  the Policy year (and the year of any face amount increase)

     --  the Policy's face amount.

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     -- the 1980 CSO Aggregate Tables, for Policies issued on juvenile insureds (below age 18 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The risk classes we use are

     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, and rated nonsmoker.

     --  for Policies issued on juvenile insureds: standard and rated.

     Rated Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables.

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with face amounts of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with face amounts of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with face amounts of $50,000 or more ($25,000 for pension plans) where the issue age is 18 through 85.

     The elite nonsmoker class generally offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given risk class, cost of insurance rates are generally lower for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     CHARGES FOR ADDITIONAL BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

     MORTALITY AND EXPENSE RISK CHARGE. We impose a monthly charge for our mortality and expense risks.

     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated. The charge is imposed on the cash value in the Separate Account, but the rate we charge is determined by the cash value in the Separate Account and the Fixed Account. The rate is determined on each monthly anniversary and varies based on the Policy year and the Policy's cash value in relation to the Policy's Target Premium. As shown in the table below, the rate declines as the Policy's cash value and the Policy years increase.

--------------------------------------------------------------------------------------------
                                                                         CHARGE APPLIED
                                                                        TO CASH VALUE IN
     POLICY YEAR                        CASH VALUE                      SEPARATE ACCOUNT
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.80%
                            5 but less than 10 target premiums                0.75%
       1 - 10              10 but less than 20 target premiums                0.70%
                                20 target premiums or more                    0.65%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.35%
                            5 but less than 10 target premiums                0.30%
       11 - 19             10 but less than 20 target premiums                0.25%
                                20 target premiums or more                    0.20%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.20%
                            5 but less than 10 target premiums                0.15%
       20 - 29             10 but less than 20 target premiums                0.10%
                                20 target premiums or more                    0.05%
--------------------------------------------------------------------------------------------
         30+                                                                  0.05%
--------------------------------------------------------------------------------------------

LOAN INTEREST SPREAD

     We charge you interest on a loan at a maximum effective rate of 4.0% per year in Policy years 1-10 and 3.0% per year thereafter, compounded daily. We also credit interest on the amount we take from the Policy's accounts as a result of the loan at a minimum annual effective rate of 3% per year, compounded daily. As a result, the loan interest spread will never be more than 1.00%.

CHARGES AGAINST THE PORTFOLIOS AND THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "MetLife Investors USA's Income Taxes".)

     PORTFOLIO EXPENSES. There are daily charges against the Portfolio assets for investment advisory services and fund operating expenses. These are described in the Fee Table as well as in the attached Portfolio prospectuses.

                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, there is additional uncertainty and some risk that your Policy will not be treated as a life insurance contract under Federal tax law. Moreover, if you elect the Acceleration of

Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as modified endowment contracts, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a modified endowment contract, distributions will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a modified endowment contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All modified endowment contracts that are issued by MetLife Investors USA (or its affiliates) to the same Policy Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

     ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2006, the maximum estate tax rate is 46% and the maximum rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and
$3,500,000 in 2009.

     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's attained age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's attained age 100.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution. If your split dollar plan provides deferred compensation, recently enacted rules governing deferred compensation arrangements may apply. Failure to adhere to these rules will result in adverse tax consequences. Consult a tax adviser.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions.

METLIFE INVESTORS USA'S INCOME TAXES

     Under current Federal income tax law, MetLife Investors USA is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                          DISTRIBUTION OF THE POLICIES

     We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), for the distribution of the Policies. We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies. Our affiliated broker-dealers are Metropolitan Life Insurance Company, New England Securities Corporation, Tower Square Securities, Inc. and Walnut Street Securities, Inc. We pay compensation to Distributor for sales of the Policies by selling firms.

     We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team may also be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and similar items.

     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Bond Fund, the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Policies. Each of these Funds makes payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing their shares. These payments currently equal 0.25% of Separate Account assets invested in the particular Portfolio. (See "Fee Tables--Annual Portfolio Operating Expenses" and the Portfolio prospectuses.) Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of a Portfolio.

     All selling firms receive commissions. A portion of the payments made to selling firms may be passed on their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

     In the case of our affiliate, Metropolitan Life Insurance Company ("MetLife"), the portion that MetLife passes on to its sales representatives depends on a formula that takes into consideration the amount of proprietary products that the sales representative sells and services, which provides the sales representative with an incentive to favor the sale of the Policies over other similar products issued by non-affiliates. Sales representatives of affiliated selling firms and their managers may be eligible for various cash benefits that we may provide jointly with affiliated selling firms. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she.

     Sales representatives of our affiliates and their Managing Partners may also be eligible for cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Policy's cash value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this cash compensation is based primarily on the amount of proprietary products sold. Proprietary products are products issued by us and our affiliates. Sales representatives of certain affiliates must meet a minimum level of sales of proprietary products in order to maintain their agent status with the company and in order to be eligible for most of the cash compensation listed above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash compensation to their sales representatives.

     Receipt of the cash compensation described above may provide our sales representatives and their Managing Partners, and the sales representatives and Managing Partners of our affiliates, with an incentive to favor the sale of the Policies over similar products issued by non-affiliates.

     Sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     We and Distributor may enter into preferred distribution arrangements with selected selling firms under which we pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of these variable insurance products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

     These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. We and Distributor have entered into preferred distribution arrangements with our affiliated broker-dealers, Walnut Street Securities Inc. and Tower Square Securities, Inc., and with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates Metropolitan Life Insurance Company and New England Securities Corporation. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

     Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                               LEGAL PROCEEDINGS

     In the ordinary course of business, MetLife Investors USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors USA does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors USA to meet its obligations under the Policies.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                              FINANCIAL STATEMENTS

     You may find the financial statements of MetLife Investors USA in the Statement of Additional Information. MetLife Investors USA's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    GLOSSARY

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     BASE POLICY.  The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT DIVISION. A sub-account of the Separate Account that invests in shares of an open-ended management investment company or other pools of investment assets.

     INVESTMENT START DATE. This is the later of the Policy Date and the date we first receive a premium payment for the Policy.

     LOAN ACCOUNT. The account to which cash value from the Separate and/or Fixed Accounts is transferred when a Policy loan is taken.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy.

     POLICY DATE. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the date the Policy application is approved. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which we receive your initial payment.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     SEPARATE ACCOUNT. MetLife Investors USA Variable Life Account A, a separate account established by MetLife Investors USA to receive and invest premiums paid under the Policies and certain other variable life insurance policies, and to provide variable benefits.

     TARGET PREMIUM. We use the Target Premium to determine the amount of Mortality and Expense Risk Charge imposed on the Separate Account and the amount of Sales Charge imposed on premium payments. The Target Premium varies by issue age, sex, smoking status and any substandard rating of the insured and the Policy's base face amount.

     YOU.  "You" refers to the Policy Owner.

                                   APPENDIX A

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefits".)

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

      AGE OF                                AGE OF
INSURED AT START OF   PERCENTAGE OF   INSURED AT START OF   PERCENTAGE OF
  THE POLICY YEAR      CASH VALUE       THE POLICY YEAR      CASH VALUE
-------------------   -------------   -------------------   -------------
  0 through 40             250               61                  128
       41                  243               62                  126
       42                  236               63                  124
       43                  229               64                  122
       44                  222               65                  120
       45                  215               66                  119
       46                  209               67                  118
       47                  203               68                  117
       48                  197               69                  116
       49                  191               70                  115
       50                  185               71                  113
       51                  178               72                  111
       52                  171               73                  109
       53                  164               74                  107
       54                  157         75 through 90             105
       55                  150               91                  104
       56                  146               92                  103
       57                  142               93                  102
       58                  138         94 through 99             101
       59                  134              100+                 100
       60                  130

     For the cash value accumulation test, sample net single premium factors for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.

                                                              NET SINGLE PREMIUM
                                                              -------------------
AGE                                                             MALE      FEMALE
---                                                           --------   --------
30..........................................................  5.11461    5.73493
40..........................................................  3.65441    4.10179
50..........................................................  2.64084    2.97655
60..........................................................  1.96130    2.20154
70..........................................................  1.53027    1.67101
80..........................................................  1.27945    1.33624
90..........................................................  1.14453    1.15541
100.........................................................  1.00000    1.00000

                                   APPENDIX B

                  ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES
                           AND CASH SURRENDER VALUES

     The tables in Appendix B illustrate the way the Policies work, based on assumptions about investment returns and the insured's characteristics. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a face amount of $300,000 for a male aged 35. The insured is assumed to be in the preferred nonsmoker risk class. The tables assume no rider benefits and assume that no allocations are made to the Fixed Account. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges".) Illustrations show the Option A death benefit.

     Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) cash values were allocated differently among individual Investment Divisions with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown, even if the average rate of return is achieved.

     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Policy Charge, a Coverage Expense Charge, a Mortality and Expense Risk Charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first ten Policy years. (See "Charges".) The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Portfolios, at an annual rate of 1.01% of the average daily net assets of the Portfolios. This average does not reflect expense subsidies by the investment advisers of certain Portfolios.

     The gross rates of return used in the illustrations do not reflect the deductions of the charges and expenses of the Portfolios. Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at constant annual rates of -1.00%, 4.93% and 8.89%, respectively.

     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, risk class, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 35
                            $     ANNUAL PREMIUM FOR
                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                  DEATH BENEFIT                  CASH SURRENDER VALUE                   CASH VALUE
              ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL
                   GROSS ANNUAL                      GROSS ANNUAL                      GROSS ANNUAL
END OF          RATE OF RETURN OF                  RATE OF RETURN OF                 RATE OF RETURN OF
POLICY   --------------------------------   -------------------------------   -------------------------------
 YEAR       0%         6%         10%         0%         6%         10%         0%         6%         10%
------      --         --         ---         --         --         ---         --         --         ---
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE INVESTORS USA OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 35
                            $     ANNUAL PREMIUM FOR
                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                  DEATH BENEFIT                  CASH SURRENDER VALUE                  CASH VALUE
              ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL
                   GROSS ANNUAL                      GROSS ANNUAL                     GROSS ANNUAL
END OF          RATE OF RETURN OF                 RATE OF RETURN OF                RATE OF RETURN OF
POLICY   --------------------------------   ------------------------------   ------------------------------
 YEAR       0%         6%         10%         0%        6%         10%         0%        6%         10%
------      --         --         ---         --        --         ---         --        --         ---
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE INVESTORS USA OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

     Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information, which is available online at our website www.metlife.com. You may also obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-200-2214 or by
e-mailing us at                               . You may also obtain, without
charge, a personalized illustration of death benefits, cash surrender values and cash values by calling your registered representative.

     For Investment Division transfers and premium reallocations, call 1-800-200-2214.

     For current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call our TeleService Center at 1-800-388-4000.

     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549-0102.

File No. 811-21851

                    METLIFE INVESTORS USA INSURANCE COMPANY
                            5 PARK PLAZA, SUITE 1900
                                IRVINE, CA 92614

                                    RECEIPT

This is to acknowledge receipt of an Equity Advantage VUL Prospectus dated November 1, 2006. This Variable Life Insurance Policy is offered by MetLife Investors USA Insurance Company.

-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                              EQUITY ADVANTAGE VUL

                                FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                 METLIFE INVESTORS USA VARIABLE LIFE ACCOUNT A
               ISSUED BY METLIFE INVESTORS USA INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                    (PART B)

                                NOVEMBER 1, 2006

     This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated November 1, 2006 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614.

                                      SAI-1

                               TABLE OF CONTENTS

                                                               PAGE
                                                              -------
GENERAL INFORMATION AND HISTORY.............................    SAI-3
  The Company...............................................    SAI-3
  The Separate Account......................................    SAI-3
DISTRIBUTION OF THE POLICIES................................    SAI-3
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE
  POLICIES..................................................    SAI-3
  Payment of Proceeds.......................................    SAI-3
  Payment Options...........................................    SAI-3
ADDITIONAL INFORMATION ABOUT CHARGES........................    SAI-4
  Group or Sponsored Arrangements...........................    SAI-4
LOANS.......................................................
POTENTIAL CONFLICTS OF INTEREST.............................    SAI-5
LIMITS TO METLIFE INVESTORS USA'S RIGHT TO CHALLENGE THE
  POLICY....................................................    SAI-5
MISSTATEMENT OF AGE OR SEX..................................    SAI-5
REPORTS.....................................................    SAI-5
PERSONALIZED ILLUSTRATIONS..................................    SAI-5
PERFORMANCE DATA............................................    SAI-6
INVESTMENT ADVICE...........................................    SAI-6
REGISTRATION STATEMENT......................................    SAI-8
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............    SAI-8
EXPERTS.....................................................    SAI-8
FINANCIAL STATEMENTS........................................      F-1

                                      SAI-2

                        GENERAL INFORMATION AND HISTORY

THE COMPANY

     MetLife Investors USA Insurance Company is a stock life insurance company founded on September 13, 1960 and organized under the laws of the State of Delaware. Our principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York) and the District of Columbia. MetLife Investors USA is an indirect, wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

THE SEPARATE ACCOUNT

     We established the Separate Account as a separate investment account on November 15, 2005 under Delaware law. The Separate Account is the funding vehicle for the Policies, and other variable life insurance policies that we issue. These other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Delaware Insurance Commissioner regulates MetLife Investors USA and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                          DISTRIBUTION OF THE POLICIES

     The Policies are offered to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

     Our affiliate, MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services.

     Distributor passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Policies. Under the distribution arrangement, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies.

           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

PAYMENT OF PROCEEDS

     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a premium transaction under our pre-authorized checking arrangement, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

PAYMENT OPTIONS

     We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make,

                                      SAI-3
change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Designated Office for the procedure to follow. (See "Receipt of Communications and Payments at MetLife Investors USA's Designated Office".) The payment options available are fixed benefit options only and are not affected by the investment experience of the Separate Account. Once payments under an option begin, withdrawal rights may be restricted. Even if the death benefit under the Policy is excludible from income, payments under Payment Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Payment Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under Payment Options.

     The following payment options are available:

     (i) SINGLE LIFE INCOME. We pay proceeds in equal monthly installments for the life of the payee.

     (ii) SINGLE LIFE INCOME -- 10-YEAR GUARANTEED PAYMENT PERIOD. We pay proceeds in equal monthly installments during the life of the payee, with a guaranteed payment period of 10 years.

     (iii) JOINT AND SURVIVOR LIFE INCOME. We pay proceeds in equal monthly installments (a) while either of two payees is living, or (b) while either of the two payees is living, but for at least 10 years.

                      ADDITIONAL INFORMATION ABOUT CHARGES

GROUP OR SPONSORED ARRANGEMENTS

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. Consult your registered representative for any variations that may be available and appropriate for your case.

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                      SAI-4

                        POTENTIAL CONFLICTS OF INTEREST

     The Portfolios' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Portfolio shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of a Portfolio, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Portfolios from the Separate Account, if necessary. If we believe any Portfolio action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.

        LIMITS TO METLIFE INVESTORS USA'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.

                           MISSTATEMENT OF AGE OR SEX

     If we determine during the first Policy year that there was a misstatement of age or sex in the application, the Policy values and charges will be recalculated from the issue date based on the correct information. If, after the first Policy year, we determine that the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, account transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent periodic reports containing the financial statements of the Portfolios.

                           PERSONALIZED ILLUSTRATIONS

     We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, cash surrender value, and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, risk class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

     The illustrated death benefit, cash surrender value, and cash value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period,

                                      SAI-5
or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the period shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

     Illustrations may also show the internal rate of return on the cash surrender value and the death benefit. The internal rate of return on the cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. Illustrations may also show values based on the historical performance of the Investment Divisions.

                                PERFORMANCE DATA

     We may provide information concerning the historical investment experience of the Investment Divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Portfolios. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, mortality and expense risk and coverage expense charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Portfolios. The net rates of return show performance from the inception of the Portfolios, which in some instances, may precede the inception date of the corresponding Investment Division.

                               INVESTMENT ADVICE

     The Separate Account invests in the Portfolios of the Metropolitan Series Fund, Inc. ("Met Series Fund"), the Met Investors Series Trust, and other unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers") and Met Investors Advisory LLC ("Met Investors Advisory"), as the advisers to the Met Series Fund and the Met Investors Series Trust, respectively, may, from time to time, replace the sub-adviser of a Portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the Portfolios in which the Separate Account invests.

     MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment adviser to the Portfolios of the Met Series Fund on May 1, 2001. Prior to May 1, 2001, Metropolitan Life Insurance Company was the investment adviser for all Portfolios of the Met Series Fund.

     MetLife Advisers was also the investment adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Met Series Fund. MetLife Advisers had been the adviser to all Series of the Zenith Fund since 1994, with the following exceptions: in the case of the Back Bay Advisors Bond Income Series (currently, the BlackRock Bond Income Portfolio), the Westpeak Value Growth Series (currently, the FI Value Leaders Portfolio), the Loomis Sayles Small Cap Series and the Loomis Sayles Avanti Growth Series (currently, the Harris Oakmark Focused Value Portfolio), MetLife Advisers became the adviser on May 1, 1995.

     Met Investors Advisory (formerly known as Met Investors Advisory Corp. which was formerly known as Security First Investment Management) became the investment adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001.

     The following is the sub-adviser history of the Met Series Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:

     The sub-adviser of the FI Value Leaders Portfolio (formerly, the FI Structured Equity Portfolio which was formerly the Westpeak Growth and Income Series which was formerly the Westpeak Value Growth Series) was Westpeak Investment Advisors, L.P. until May 1, 2002, when Fidelity Management & Research Company became the sub-adviser. The sub-adviser to the BlackRock Bond Income Portfolio (formerly, the State Street Research Bond
                                      SAI-6

Income Portfolio which was formerly the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the sub-adviser; BlackRock Advisors, Inc. became the sub-adviser to these Portfolios on January 31, 2005. The sub-adviser to the MFS Total Return Portfolio (formerly, the Back Bay Advisors Managed Series) was Back Bay Advisors, L.P. until July 1, 2001 when Massachusetts Financial Services Company became the sub-adviser. The sub-adviser to the Harris Oakmark Focused Value Portfolio (formerly, the Harris Oakmark Mid Cap Value Series which was formerly the Goldman Sachs Midcap Value Series which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser; Harris Associates L.P. became the sub-adviser on May 1, 2000. The sub-adviser to the Balanced Portfolio (formerly, the Loomis Sayles Balanced Series) was Loomis, Sayles and Company, L.P. until May 1, 2000, when Wellington Management Company, LLP became the sub-adviser. On or about April 30, 2004, the Balanced Portfolio merged with and into the MFS Total Return Portfolio and the Balanced Portfolio ceased to exist. The sub-advisor to the Westpeak Stock Index Series, which was replaced by the MetLife Stock Index Portfolio on April 27, 2001 and was formerly known as the Stock Index Series, was Back Bay Advisors, L.P. until August 1, 1993, when Westpeak Investment Advisors, L.P. became the sub-adviser.

     The sub-adviser to the BlackRock Legacy Large Cap Growth Portfolio (formerly, the State Street Research Large Cap Growth Portfolio which was formerly the Alger Equity Growth Portfolio) was Fred Alger Management, Inc. until May 1, 2004, when State Street Research & Management Company became the sub-adviser; BlackRock Advisors, Inc. became the sub-adviser on January 31, 2005. On or about April 30, 2004, the FI Mid Cap Opportunities Portfolio merged with and into the Janus Mid Cap Portfolio and immediately thereafter Fidelity Management & Research Company replaced Janus Capital Management LLC as the sub-adviser to the Portfolio, which then became known as the FI Mid Cap Opportunities Portfolio. On or about April 30, 2004, the MFS Research Managers Portfolio merged with and into the MFS Investors Trust Portfolio and the MFS Research Managers Portfolio ceased to exist. On or about May 1, 2006, the MFS Investors Trust Portfolio merged with and into the Legg Mason Value Equity Portfolio, a Portfolio of the Met Investors Series Trust, and the MFS Investors Trust Portfolio ceased to exist.

     The following is the sub-adviser history of the remaining Met Series Fund
Portfolios:

     Metropolitan Life Insurance Company became the sub-adviser of the Lehman Brothers(R) Aggregate Bond Index Portfolio, the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio on May 1, 2001. The sub-adviser to the FI International Stock Portfolio (formerly, the Putnam International Stock Portfolio) was Putnam Investment Management, LLC until December 16, 2003 when Fidelity Management & Research Company became the sub-adviser. On December 1, 2000, the Putnam International Stock Portfolio replaced the Morgan Stanley International Magnum Equity Series (formerly the Draycott International Equity Series) of the Zenith Fund. The sub-adviser to the Morgan Stanley International Magnum Equity Series was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management Inc. became the sub-adviser. On April 28, 2003, the Janus Growth Portfolio, formerly a Portfolio of the Met Series Fund, merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.

     The sub-adviser to the BlackRock Aggressive Growth Portfolio (formerly, the State Street Research Aggressive Growth Portfolio), the BlackRock Strategic Value Portfolio (formerly, the State Street Research Aurora Portfolio), the BlackRock Diversified Portfolio (formerly, the State Street Research Diversified Portfolio), the BlackRock Investment Trust Portfolio (formerly, the State Street Research Investment Trust Portfolio), and the BlackRock Large Cap Value Portfolio (formerly, the State Street Research Large Cap Value Portfolio) was State Street Research & Management Company until January 31, 2005, when BlackRock Advisors, Inc. became the sub-adviser. The sub-adviser to the Oppenheimer Global Equity Portfolio (formerly, the Scudder Global Equity Portfolio) was Deutsche Investment Management Americas Inc. until May 1, 2005 when OppenheimerFunds, Inc. became the sub-adviser. On May 1, 2005, the Met/Putnam Voyager Portfolio (formerly, the Putnam Large Cap Growth Portfolio) merged with and into the Jennison Growth Portfolio and the Met/Putnam Voyager Portfolio ceased to exist. The sub-adviser to the Western Asset Management Strategic Bond Opportunities Portfolio and the Western Asset Management U.S. Government Portfolio (formerly, the Salomon Brothers Strategic Bond Opportunities Portfolio and the Salomon Brothers U.S. Government Portfolio, respectively) was Salomon Brothers Asset Management Inc. until May 1, 2006, when Western Asset Management Company became the sub-adviser to the Portfolios.
                                      SAI-7

     The following is the sub-adviser history of the Met Investors Series Trust:

     The sub-adviser to the T. Rowe Price Mid-Cap Growth Portfolio (formerly, the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until T. Rowe Price Associates, Inc. became the sub-adviser effective January 1, 2003. The sub-adviser to the Harris Oakmark International Portfolio (formerly, the State Street Research Concentrated International Portfolio) was State Street Research & Management Company until Harris Associates, L.P. became the sub-adviser effective January 1, 2003. The sub-adviser to the RCM Global Technology Portfolio (formerly, the PIMCO PEA Innovation Portfolio) was PEA Capital LLC until January 15, 2005 when RCM Capital Management LLC became the sub-adviser. The sub-adviser to the Lazard Mid-Cap Portfolio (formerly, the Met/AIM Mid Cap Core Equity Portfolio) was AIM Capital Management Inc. until December 19, 2005, when Lazard Asset Management LLC became the sub-adviser.

                             REGISTRATION STATEMENT

     This Statement of Additional Information and the prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of MetLife Investors USA Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts in certain insurance products as required by new accounting guidance which became effective on January 1, 2004, and recorded the impact as a cumulative effect of changes in accounting principles. In addition, the Company changed its method of accounting for mandatorily redeemable preferred stock as required by new accounting guidance which was adopted as of January 1, 2004), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                                    EXPERTS

     Paul L. LeClair, FSA, MAAA, Vice President of Metropolitan Life Insurance Company has examined actuarial matters included in the Registration Statement, as stated in his opinion filed as an exhibit to the Registration Statement.

                                      SAI-8

                  MetLife Investors USA Variable Life Account A

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS

           (a)          Resolution of the Board of Directors of MetLife
                        Investors USA effecting the establishment of MetLife
                        Investors USA Variable Life Account A 4
           (b)          None
           (c) (i)      Principal Underwriter's and Selling Agreement (January
                        1, 2001) 2
               (ii)     Amendment to Principal Underwriter's and Selling
                        Agreement (January 1, 2002) 2
               (iii)    Form of Retail Sales Agreement 5
           (d) (i)      Flexible Premium Variable Life Policy
               (ii)     Riders: Accelerated Benefit Rider, Acceleration of Death
                        Benefit, Business Exchange, Children's Term Insurance,
                        Guaranteed Insurability Rider, Guaranteed Minimum Death
                        Benefit Rider, Guaranteed Survivor Income Benefit, LTC
                        Guaranteed Purchase Option, Modified Surrender Rider,
                        Overloan Protection Rider, Return of Premium Rider,
                        Waiver of Monthly Deduction, Waiver of Specified Amount
                        (to be filed by amendment)
           (e)          Enterprise Application for Policy
           (f) (i)      Restated Articles of Incorporation of the Company 2
               (ii)     By-laws of the Company 2
               (iii)    Certificate of Amendment of Certificate of Incorporation
                        filed 10/01/79; Certificate of Change of Location of Registered Office and/ or Registered Agent 2/8/80;
                        Certificate of Amendment of Certification on Incorporation 4/26/83; Certificate of Amendment of
                        Certificate of Incorporation 10/19/84; Certificate of
                        Amendment of Certificate of Incorporation 6/13/94;
                        Certificate of Amendment of Certificate of Incorporation of Security First Life Insurance Company (name change to
                        MetLife Investors USA Insurance Company) 12/18/00. 2
           (g) (i)      Reinsurance Agreement between MetLife Investors USA
                        Insurance Company and Metropolitan Life Insurance
                        Company 1
               (ii)     Automatic Reinsurance Agreement between MetLife
                        Investors USA Insurance Company and Exeter Reassurance
                        Company, Ltd.1
           (h) (i)      Participation Agreement Among Metropolitan Series Fund,
                        Inc., MetLife Advisors, LLC, Metropolitan Life Insurance
                        Company and MetLife Investors USA Insurance Company
                        (effective July 1, 2004) 3
               (ii)     Participation Agreement among Met Investors Series Trust
                        and MetLife Investors USA Insurance Company 2
               (iii)    Participation Agreement between American Funds Insurance
                        Series, Capital Research and Management Company and
                        MetLife Investors USA Insurance Company dated April
                        30, 2003 6
           (i)          None
           (j)          None
           (k)          Opinion and Consent of Marie C. Swift as to the legality
                        of the securities being registered (to be filed by amendment)
           (l)          Actuarial Consent (to be filed by amendment)
           (m)          Calculation Exhibit (to be filed by amendment)
           (n)          Consent of Independent Auditors (to be filed by
                        amendment)
           (o)          None

           (p)          None
           (q)          None
           (r)          Powers of Attorney

1 Incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-54464 and 811-03365) filed April 30, 2003.
2 Incorporated herein by reference to MetLife Investors USA Separate Account A Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File Nos. 333-54464 and 811-03365) filed on July 15, 2004.
3 Incorporated herein by reference to MetLife Investors USA Separate Account A 's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-54464 and 811-03365) filed October 7, 2005.
4 Incorporated herein by reference to Registrant's Registration Statement on Form N-6 (File 131665) filed on February 8, 2006.
5 Incorporated herein by reference to Post-Effective Amendment No.16 to the MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21, 2006.
6 Incorporated herein by reference to Post-Effective Amendment No. 1 to the MetLife Investors USA Separate Account A's Registration Statement on Form N-4 (File No. 333-125756) filed on April 24, 2006.

ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address   Positions and Offices with Depositor
-----------------------------------   ------------------------------------
Michael K. Farrell                    Chairman of the Board, President,
10 Park Avenue                        Chief Executive Officer and Director
Morristown, NJ 07962

Susan A. Buffum                       Director
334 Madison Avenue
Covent Station, NJ 07961

James P. Bossert                      Executive Vice President and Director
10 Park Avenue
Morristown, NJ 07962

Michael R. Fanning                    Director
501 Boylston Street
Boston, MA 02116

Elizabeth M. Forget                   Director
260 Madison Avenue
New York, NY 10010

George Foulke                         Director
501 Route 22
Bridgewater, NJ 08807

Paul A. Sylvester                     Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General
5 Park Plaza, Suite 1900              Counsel, Secretary and Director
Irvine, CA 92614

Jeffrey A. Tupper                     Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Kevin J. Paulson                      Senior Vice President
4700 Westown Parkway
West des Moines, IA 50266

Matthew K. Wessel                     Chief Financial Officer and Vice
501 Route 22                          President
Bridgewater, NJ 08807

Anthony J. Williamson                 Treasurer
One MetLife Plaza,
27-01 Queens Plaza North,
Long Island City, NY 11101

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

      The Registrant is a separate account of MetLife Investors USA Insurance Company under the Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Investors Group, Inc. which is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2006

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2006. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    CitiStreet Retirement Services LLC (NJ)

            a)    CitiStreet Financial Services LLC (NJ)

            b)    CitiStreet Funds Management LLC (NJ)

            c)    CitiStreet Associates LLC (DE)

                  1)   CitiStreet Equities LLC (NJ)

                  2)   CitiStreet Associates of Montana LLC (MT)

                  3) CitiStreet Associates of Texas, Inc. (TX) -- All outstanding shares of voting stock (the "shares") of CitiStreet Associates of Texas, Inc. ("CAT") are owned by a MetLife employee who is a resident of Texas (the "Employee Shareholder"). The Employee Shareholder, along with CAT and CitiStreet Associates LLC ("Associates"), are parties to a Close Corporation Agreement. The Close Corporation Agreement contains, among other provisions,
                       (i) restrictions on transfer of the Shares that effectively give Associates the power to control the disposition of the Shares, and (ii) provisions requiring the Employee Shareholder to elect as directors of CAT the individuals recommended by Associates.

                  4)   CitiStreet Associates of Hawaii LLC (HI)

                  5)   CitiStreet Associates Insurance Agency of
                       Massachusetts LLC (MA)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      2. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      3.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by Metlife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      4. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

      5. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are owned by Metropolitan Life Seguros de Vida S.A. and 5% of the shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Retiro S.A.

      6.    MetLife Insurance Company of Korea Limited (South Korea)

      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 99.999978% is owned by MetLife International Holdings, Inc. and 0.000022% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Company Limited (Hong Kong)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      14.   MetLife Services Limited (United Kingdom)

      15. Siembra Seguros de Vida S.A. (Argentina) - 95.25% is owned by MetLife International Holdings, Inc. and 4.75% is owned by Natiloportem Holdings, Inc.

      16.   MetLife International Insurance Ltd. (Bermuda)

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 95.25% is owned by MetLife International Holdings, Inc. and 4.75% is owned by; Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 95% is owned by MetLife International Holdings, Inc. and 5% is held by Natiloportem Holdings, Inc.

      20. Compania Previsional MetLife S.A. (Argentina) - 99.999978% is owned by MetLife International Holdings, Inc. and 0.000022% is owned by Natiloportem Holdings, Inc.

      21.   MetLife Worldwide Holdings, Inc.

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    CDMK, Inc. (Korea)

            c)    MetLife Reinsurance (Bermuda) Ltd. (Bermuda)

            d)    MetLife Direct Co., Ltd. (Japan)

            e)    MetLife Vida e Previdencia S.A. (Brazil)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% voting control is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% voting control is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% voting control is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      9.    L/C Development Corporation (CA)

      10.   Thorngate, LLC (DE)

      11.   Alternative Fuel I, LLC (DE)

      12.   Transmountain Land & Livestock Company (MT)

      13.   MetPark Funding, Inc. (DE)

      14.   HPZ Assets LLC (DE)

      15.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      16.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      17.   MetLife (India) Private Ltd. (India)

      18.   Metropolitan Marine Way Investments Limited (Canada)

      19.   MetLife Private Equity Holdings, LLC (DE)

      20.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      21.   Metropolitan Realty Management, Inc. (DE)

      22.   Dewey Square South, LLC (NY)

      23.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      24.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        25.   Bond Trust Account A (MA)

        26.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      27.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      28.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   GenAmerica Management Corporation (MO)

                 (3)   Reinsurance Group of America, Incorporated (MO) - (52.8%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, LLC (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                                          (bb)  RGA (U.K.) Underwriting Agency
                                                Limited (United Kingdom)

                        (b)   RGA Worldwide Reinsurance Company Ltd. (Barbados)

                        (c)   RGA Sigma Reinsurance SPC (Cayman Islands)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% of RGA Financial Group, L.L.C. is held by RGA Reinsurance Company (Barbados) Ltd. and 20% of RGA Financial Group, LLC is held by RGA Reinsurance Company

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv)  RGA Services India Private Limited (India)

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina)

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I

                        (o)   RGA Global Reinsurance, Ltd. (Bermuda)

      29.   Corporate Real Estate Holdings, LLC (DE)

      30. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control is held by Metropolitan Asset Management Corporation

      31.   MetLife Tower Resources Group, Inc. (DE)

      32.   Headland - Pacific Palisades, LLC (CA)

      33.   Headland Properties Associates (CA)

      34.   Krisman, Inc. (MO)

      35.   Special Multi-Asset Receivables Trust (DE)

      36.   White Oak Royalty Company (OK)

      37.   500 Grant Street GP LLC (DE)

      38. 500 Grant Street Associates Limited Partnership (CT) - 99% is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      39.   MetLife Canada/MetVie Canada (Canada)

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    The Travelers Insurance Company (CT)

      1.    190 LaSalle Associates L.L.C. (DE) - 50% is owned by a third party

      2.    440 South LaSalle LLC (DE)

      3. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by a third party

      4. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 33% is owned by third party

      5. Pilgrim Alternative Investments Opportunity Fund III Associates, LLC (CT) - 33% is owned by third party

      6.    Pilgrim Investments Highland Park, LLC (CO)

      7.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      8.    Pilgrim Investments York Road, LLC(DE)

      9.   Euro TI Investments LLC (DE)

      10.   Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      11.   Hollow Creek, L.L.C. (CT/NC)

      12. One Financial Place Corporation (DE) - 100% is owned in the aggregate by The Travelers Insurance Company and The Travelers Life and Annuity Company.

            a)    One Financial Place, LP (DE)

      13. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by The Travelers Insurace Company and The Travelers Life and Annuity Company.

      14.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of Alabama, Inc. (AL)

                  2) Tower Square Securities Insurance Agency of Massachusetts, Inc. (MA)

                  3) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  4) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

                  5)    Tower Square Securities Insurance Agency of
                        Texas, Inc. (TX)

            c)    Travelers Distribution LLC (DE)

            d)    Travelers Investment Adviser, Inc. (DE)

      15.   TIC European Real Estate LP, LLC (DE)

      16.   MetLife European Holdings, Inc. (DE)

      17.   Travelers European Investments LLC (CT)

      18.   Travelers International Investments Ltd. (Cayman Islands)

      19. Tribeca Citigroup Investments Ltd. (Cayman Islands) (68%) - 68% is owned by The Travelers Insurance Company, 4% is owned by The Travelers Life and Annuity Company and 28% is owned by a third party.

            a)    Tribeca Global Convertible Investments Ltd. (Cayman
                  Islands) (83%)

      20.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      21.   The Travelers Life and Annuity Company (CT)

            a)    Euro TL Investments LLC (DE)

            b) SSB Private Selections, LLC (DE) (50%) -- SSB Private Selections, LLC ("SSB") is 45% owned by TIC and 5% owned by TLAC (the remaining 50% of SSB is owned by a third party). The capital commitment of SSB in Solomon Smith Barney Private Selection Fund I, LLC represents 24.5% of total commitments.

                  1)    Solomon Smith Barney Private Selection Fund I,
                        LLC (NY)

      22.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      23. TRAL & Co. (DE) - is a general partnership. Its partners are The Travelers Insurance Company and The Travelers Life and Annuity Company.

      24.   Tribeca Distressed Securities LLC (DE)

Y.    The Travelers Life & Annuity Reinsurance Company (SC)

Z.    Citicorp Life Insurance Company (AZ)

      1.    First Citicorp Life Insurance Company (NY)

      2.    Euro CL Investments LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

BB.   MetLife Standby I, LLC (DE)

CC.   MetLife Exchange Trust I

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 29. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and

Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife, Inc. are covered. A provision in MetLife, Inc's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

                Met Investors Series Trust
                MetLife Investors USA Separate Account A
                MetLife Investors Variable Annuity Account Five MetLife Investors Variable Annuity Account One MetLife Investors Variable Life Account Five MetLife Investors Variable Life Account One

                First MetLife Investors Variable Annuity Account One General American Separate Account Eleven
                General American Separate Account Twenty- Eight
                General American Separate Account Twenty- Nine
                General American Separate Account Two
                Security Equity Separate Account Twenty-Six
                Security Equity Separate Account Twenty-Seven

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

Name and Principal Business Address   Positions and Offices with Depositor
-----------------------------------   ------------------------------------
Michael K. Farrell                    Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                      Director
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                    Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul Sylvester                        President, National Sales Manager-
10 Park Avenue                        Annuities & LTC
Morristown, NJ 07962

Peter Gruppuso                        Vice President and Chief
5 Park Plaza, Suite 1900              Financial Officer
Irvine, CA 92614

Elizabeth M. Forget                   Executive Vice President,
260 Madison Avenue                    Investment Fund Management &
New York, NY 10016                    Marketing

Edward C. Wilson                      Senior Vice President, Channel
5 Park Plaza, Suite 1900              Head-Wirehouse
Irvine, CA 92614

Paul A. LaPiana                       Executive Vice President, National
5 Park Plaza, Suite 1900              Sales Manager- Life
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General
5 Park Plaza, Suite 1900              Counsel and Secretary
Irvine, CA 92614

Leslie Sutherland                     Senior Vice President, Channel
1 MetLife Plaza                       Head-Broker/Dealers
27-01 Queens Plaza North
Long Island City, NY 11101

Anthony J. Williamson                 Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

(c) Compensation From the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

      (1)                      (2)             (3)             (4)             (5)
    Name of                    Net         Compensation
   Principal               Underwriting     on Events       Brokerage         Other
  Underwriter             Discounts and    Occasioning     Commissions    Compensation
                           Commissions    the Deduction
                                          of a Deferred
                                            Sales Load
MetLife Investors               $               --             --              --
Distribution
Company

Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

      The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

(a)   Registrant

(b)   MetLife Investors USA Insurance Company
      5 Park Plaza, Suite 1900
      Irvine, California 92614

(c)   MetLife Investors Distribution Company
      5 Park Plaza, Suite 1900
      Irvine, California 92614

(d)   Metropolitan Life Insurance Company
      200 Park Avenue
      New York, New York 10066

ITEM 32. MANAGEMENT SERVICES

      Not applicable

ITEM 33. FEE REPRESENTATION

      MetLife Investors USA Insurance Company represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Company under the riders.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MetLife Investors USA Variable Life Account A, has duly caused this Registration Statement to be signed on its behalf, in the City of Irvine, and the State of California on the 30th day of June, 2006.

                            MetLife Investors USA Variable Life Account A

                            By:  MetLife Investors USA Insurance Company

                            By: /s/ Richard C. Pearson
                            ------------------------------------------------
                                    Richard  C. Pearson
                                    Executive Vice President and General Counsel

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MetLife Investors USA Insurance Company has duly caused this Registration Statement to be signed on its behalf, in the City of Irvine, and the State of California on the 30th day of June, 2006.

                              MetLife Investors USA Insurance Company

                              BY:   /s/ Richard C. Pearson
                                    ------------------------------------
                                    Richard C. Pearson
                                    Executive Vice President and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on June 30, 2006.

              SIGNATURES                              TITLE

/s/ Michael K, Farrell *             Chairman of the Board, President and
-------------------------------      Chief Executive Officer
Michael K. Farrell

/s/ James P. Bossert *               Director and Executive Vice President
-----------------------
James P. Bossert

/s/ Susan A. Buffum *                Director
-----------------------
Susan A. Buffum

/s/ Michael R. Fanning*              Director
-------------------------------
Michael R. Fanning

/s/ Elizabeth M. Forget*             Director
-------------------------------
Elizabeth M. Forget

/s/ George Foulke *                  Director
-----------------------
George Foulke

/s/ Paul A. Sylvester *              Director and Vice President
-----------------------
Paul A. Sylvester

/s/ Richard C. Pearson *             Director, Executive Vice President,
-------------------------------      General Counsel and Secretary
Richard C. Pearson

/s/ Jeffrey A. Tupper *              Director
-------------------------------
Jeffrey A. Tupper

/s/ Matthew K. Wessel *              Vice President and Chief Financial
-------------------------------      Officer (Principal Accounting Officer)
Matthew K. Wessel

                                  By:    /s/ John E. Connolly, Jr.
                                      -------------------------------------
                                         John E. Connolly, Jr., Attorney-in-fact

* MetLife Investors USA Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herein.

                                  Exhibit Index

      (d)(i) Flexible Premium Variable Life Insurance Policy

      (e)   Enterprise Application for Policy

      (r)   Powers of Attorney